UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities and Exchange Act of 1934

July 28, 2021

Commission File Number:  001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Company”) as of July 28, 2021.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form S-8 Registration file Nos. 333-223678, 333-219440 and 333-237186 and Form F-3 Registration Statement File No. 333-232691, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	British American Tobacco p.l.c. Half-Year Report to 30 June 2021
Exhibit 101	XBRL Instance Document and Related Item - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Paul McCrory
Name:	Paul McCrory
Title:	Company Secretary

Date:  July 28, 2021

Exhibit 1

28 JULY 2021 –INTERIM RESULTS
BRITISH AMERICAN TOBACCO p.l.c. HALF-YEAR REPORT TO 30 JUNE 2021

STRONG BRANDS DRIVE NEW CATEGORY ACCELERATION

PERFORMANCE HIGHLIGHTS	REPORTED		ADJUSTED
	Current	Vs 2020	Current	Vs 2020
	rates		Rates	(constant)

Cigarette and THP volume share		+20 bps
Cigarette and THP value share		+10 bps
Consumers of non-combustible products[1]	16.1m	+2.6m

Revenue (£m)	£12,175m	-0.8%	£12,175m	+8.1%
Revenue from New Categories (£m)	£883m	+40.4%	£883m	+50.0%
Profit from operations (£m)	£4,907m	-3.7%	£5,235m	+5.4%
Operating margin (%)	40.3%	-120 bps	43.0%	-70 bps2
Diluted EPS (pence)	141.6p	-6.0%	154.2p	+6.1%
Net cash generated from operating activities (£m)	£2,254m	-35.3%

Borrowings[3] (£m)	£45,010m	-10.8%

The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed on pages 54 to 58, with reconciliations from the most comparable IFRS measure provided.  Note – 1.  Internal estimate.  2. Movement in adjusted operating margin is provided at current rates. 3. Borrowings includes lease liabilities.

Jack Bowles, Chief Executive:

“This has been an exciting period of growth in New Categories. We added 2.6m consumers, our highest ever increase, to our non-combustible product consumer base, to reach 16.1m. This demonstrates our accelerating transformation driven by our multi-category portfolio, with continued key market share gains in all three New Categories.

We are building strong, global brands of the future with Vuse, Velo and glo. These are underpinned by industry leading multi-category consumer insights and science, with increasing digitalisation. We have invested a further incremental £346m in the first half, funded by continued value growth from combustibles and expect to reach our £1bn Quantum savings target 12 months early.

Our rapid growth in New Categories is driving significant scale benefits and 2021 is shaping up to be a pivotal year in our journey towards A Better Tomorrow.

Our focus on New Categories growth and business sustainability puts ESG at the core of our strategy. There is great momentum across the business and we are well on track to meet our targets of £5bn of New Category revenue by 2025 and 50m non-combustible product consumers by 2030.

We are committed to reducing the health impact of our business. Our ambition remains a sustainable, high growth, multi-category, consumer products business. I am excited about the future for BAT.”

CHIEF EXECUTIVE’S STATEMENT

Transforming our business - BUILDING A BETTER TOMORROWTM

We are committed to our purpose of building A Better TomorrowTM. We will achieve this by reducing the health impact of our business through a progressive and continued portfolio transformation. As these results show, we are becoming a business that defines itself, not by the product it sells, but by the consumer needs that it meets. The addition of 2.6m consumers of non-combustible products in H1 2021, reaching 16.1m, highlights the progress we are making.

The accelerated growth of Vuse, glo and Velo positions us well to meet our New Categories revenue target of £5 billion by 2025. The progress of these brands – brands with purpose – highlights the strength of our three strategic priorities:

•	Accelerating growth in New Categories, fuelled by:
•	Value growth in combustibles; and
•	Benefitting from a faster, simpler, more agile business.

Hyper has driven the growth of glo, we are growing volume share of the total modern oral market (partly due to Velo in US) and Vuse is the category value share leader in four of the top five vapour markets and market leader (by value share) in 20 US states.

Digitalisation is key to the future of our business and we continue to invest beyond our technology capabilities in manufacturing and supply chain. Our e-commerce footprint is developing quickly with consumer subscription programmes growing in priority New Category markets. Increasingly, data and analytics are playing a critical role in new capability areas such as more powerful Customer Relationship Management, pricing realisation via Revenue Growth Management and Marketing Spend Effectiveness tools.

Building A Better TomorrowTM is about creating shared value for all our stakeholders. We are making good progress towards achieving our ambitions, including:

•	In May, we announced that Vuse had become the world’s first verified[1] global carbon neutral vapour brand; and
•	In March, we augmented our existing carbon emissions target by announcing our ambition to be carbon neutral across our entire value chain by 2050.

We are also proud of the notable recognition we have received for our ESG efforts (see page 22). So far, in 2021, this has included:

•	The highest ‘Gold Class’ distinction in S&P Global’s Sustainability Yearbook;
•	Ranked as the third highest ESG-rated FTSE 100 company by Refinitiv, global provider of financial market data and a subsidiary of London Stock Exchange Group;
•	Named as a Climate Leader by the Financial Times in its inaugural European ranking; and
•	Named as a Global Top Employer for the fourth year running by the Top Employers Institute.

Our progress is testimony to the resilience of our staff, customers, partners and suppliers. We remain committed to supporting all our stakeholders throughout the COVID-19 pandemic.

As we enter the second half of the year, our focus on developing and delivering consumer-focused products and brands is driving accelerated momentum. We are creating multi-stakeholder value and transforming ourselves into a high-growth, consumer products business: global, consumer-centric, multi-category, with sustainability front and centre.

1 As verified by Vertis based on product Life Cycle Assessment data provided by an independent third party, taking into account the Group’s purchase of carbon credits through reforestation projects.

FINANCE & TRANSFORMATION DIRECTOR’S OUTLOOK STATEMENT

STRONG OPERATIONAL MOMENTUM AND CASH FLOW

Capitalising on our strong momentum, we further increased investment in New Categories by £346 million in H1 2021 and additional investment is planned for H2 2021. This investment has been funded by our continued strong growth in combustibles, and savings from Quantum, and expect to reach the £1 billion annualised savings target 12 months ahead of plan.

Full year constant currency adjusted profit from operations growth is expected to be driven by strong revenue performance and further savings from Quantum. This will be partially offset by the continued incremental New Category investment and challenges in Australia where we anticipate a one-off impact from changes in excise (£170 million) alongside a highly competitive pricing environment.

As previously communicated, we continue to expect no recovery in Global Travel Retail (GTR) until 2022, with COVID-19 continuing to negatively impact our associate income from ITC in the second half of 2021.

BAT is a highly cash generative business, with year-on-year growth in H1 2021 impacted by the phasing of excise payments in 2020.

Our liquidity profile remains strong, with average debt maturity close to 10 years and maximum debt maturities in any one calendar year of around £4 billion. Our medium-term rating target remains BBB+/Baa1, with a current rating of BBB+/Baa2****.

We remain committed to continuing to invest in the transformation of the business and building A Better TomorrowTM.

****A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

GROUP OPERATING REVIEW

TOTAL GROUP VOLUME and REVENUE

For six months ended 30 June	Volume (unit)		Revenue (£m)
			Reported			At constant rates
	2021	Change	2021	2020	Change	FX	2021 cc	2020	Change
	Unit	%	£m	£m	%	£m	£m	£m	%
New Categories			883	628	+40.4%	59	942	628	+50.0%
Vapour (10ml units / pods mn)	247	+70%	398	265	+49.9%	25	423	265	+59.3%
THP (sticks bn)	8.4	+99%	359	286	+25.3%	35	394	286	+37.8%
Modern Oral (pouches mn)	1,607	+124%	126	77	+64.2%	(1)	125	77	+63.2%
Traditional Oral (stick eq bn)	4.1	-3.1%	558	576	-3.3%	54	612	576	+6.1%
Total Non-Combustibles			1,441	1,204	+19.5%	113	1,554	1,204	+29.0%
Cigarettes (sticks bn)	316	+1.8%
OTP incl RYO/MYO (stick eq bn)	9	-6.6%
Total Combustibles	325	+1.5%	10,527	10,854	-3.0%	958	11,485	10,854	+5.8%
Other			207	213	-2.0%	22	229	213	+7.9%
Total			12,175	12,271	-0.8%	1,093	13,268	12,271	+8.1%
Cigarettes and THP (sticks bn)	324	+3.1%

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

New Category consumables volume growth accelerated and was up substantially in all three categories. Combustibles volume was up 1.5%, driven by cigarette volume share gains (up 10 bps) and the recovery of emerging markets including Bangladesh, Pakistan, Vietnam, Brazil and South Africa, following the impact of COVID-19 last year. Duty paid industry cigarette volume was broadly stable in the first half of 2021.

On a reported basis, revenue was marginally lower than the prior year (down 0.8% to £12,175 million). Strong revenue growth in New Categories, up 40.4%, supported by combustible volume growth, price/mix of 4.3%, and value share gains of 10 bps, were more than offset by a translational foreign exchange headwind of 8.9%. Revenue was up 8.1% on a constant currency basis, reflecting New Category growth and a partial recovery in some EMs from the impact of COVID-19 in 2020.

Revenue from non-combustibles now represents 11.8% of Group revenue, up from 10.1% at FY 2020, reflecting strong New Category revenue growth of 40.4% (or 50.0% at constant rates of exchange).

PROFIT FROM OPERATIONS AND OPERATING MARGIN

For six months ended 30 June	Reported PfO (£m) Operating Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
	2021	2020	Change	Adj	FX	2021 cc	2020	Change
Profit from Operations (PfO)	4,907	5,097	-3.7%	328	424	5,659	5,368	+5.4%
Operating Margin	40.3%	41.5%	-120 bps			42.6%	43.7%	-110 bps

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

Profit from operations on a reported basis was down 3.7% at £4,907 million, driven by an improvement in the Group’s operating performance despite an incremental increase in investment in New Categories of £346 million (compared to the first six months of 2020) and a transactional foreign exchange headwind of 2%. This was more than offset by a translational foreign exchange headwind of 8% and £328 million in one-off charges (30 June 2020: £271 million) which included a cost of £71 million related to assets and liabilities held-for-sale, including in respect of the proposed sale of the Group’s operations in Iran (as explained on page 20).

Reported operating margin was down 120 bps to 40.3%, largely due to the increased investment in New Categories, the held-for-sale impairment charges and higher costs due to transactional foreign exchange discussed earlier.

Adjusted profit from operations and adjusted operating margin

Adjusted profit from operations at constant rates was up 5.4%. Strong revenue growth and £256 million productivity savings driven by Quantum was partly offset by the further increase in New Category investment, up £346 million in H1 2021, geographic mix, no recovery in GTR and the absorption of a 2% transactional headwind in the period. Accordingly, adjusted operating margin was down 70 bps or down 110 bps at constant rates of exchange.

CATEGORY PERFORMANCE REVIEW

A STEP CHANGE IN NEW CATEGORIES

For six months ended 30 June	Volume (unit)		Revenue (£m)
			Reported			At constant rates
	2021	Change	2021	2020	Change	FX	2021 cc	2020	Change
	Unit	%	£m	£m	%	£m	£m	£m	%
New Categories			883	628	+40.4%	59	942	628	+50.0%
Vapour (10ml units / pods mn)	247	+70%	398	265	+49.9%	25	423	265	+59.3%
THP (sticks bn)	8.4	+99%	359	286	+25.3%	35	394	286	+37.8%
Modern Oral (pouches mn)	1,607	+124%	126	77	+64.2%	(1)	125	77	+63.2%
Traditional Oral (stick eq bn)	4.1	-3.1%	558	576	-3.3%	54	612	576	+6.1%
Total Non-Combustibles			1,441	1,204	+19.5%	113	1,554	1,204	+29.0%

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

VUSE – VAPOUR: Approaching Global Category leadership

•	Vapour volume growth accelerating, up 70% with our highest ever consumer acquisition +0.9m to 7.5m
•	Vuse value share growth of 610 bps vs FY 2020 to reach 31.6% May YTD of total vapour value share in key (T5) markets
•	Vuse value share leader in four of the T5 markets, with leadership in 20 states in the US
•	Vuse is the first global vapour brand to be independently verified[1] by Vertis as carbon neutral

Vapour continued its strong momentum (driven by Vuse) with volume accelerating, up 70%, and revenue up 50%, or 59% at constant currency. We delivered strong growth and value share gains across all our T5 markets achieving our highest total vapour value share of 31.6% May YTD (up 610 bps vs FY 2020) and are approaching global value share leadership. We maintained volume share leadership of devices in all T5 markets.

In the US, Vuse consumables volume grew 97%, materially outperforming the total vapour industry which has returned to growth (with industry volume up approximately 30%). This drove revenue growth of 42%, or 56% on a constant currency basis. Vuse family value share of total vapour was 30.0% (up 510 bps on FY 2020), driven by the continued success of Vuse Alto with value share reaching 27.5% May YTD, up 720 bps vs FY 2020. We have achieved market value share leadership in 20 states and continue to approach total value share market leadership.

In our other T5 markets, we continued to extend our value share leadership position, with all T5 Vype brand migrations completed by the end of H1 2021.

•	In the UK, we reached 36.3% value share of the total vapour market May YTD, up 80 bps vs. FY 2020, led by Vuse reaching value share of 19.3% YTD up 440 bps vs FY 2020.
•	In France, our value share leadership of total vapour extended further to reach 43.6% May YTD, up 1,210 bps vs FY 2020 driven by both ePen3 and ePod.
•	In Germany, our value share of total vapour was 59.0% Apr YTD, up 930 bps vs FY 2020, driven by ePen3 and ePod.
•	In Canada, our value share of total vapour was 75.2% May YTD, up 2,900 bps vs FY 2020, driven by ePod.

We have continued the rapid expansion of our e-commerce revenue, with Vuse ranked No.1 in branded web traffic in all of our T5 markets2. The number of consumers utilising our subscription programme has increased to c.20k, up 63% vs H1 2020.

This valuable subscriber base, improved trade margins and cost of sales scale efficiencies through automation and deployment of Marketing Spend Effectiveness and Revenue Growth Management tools are all contributing to our pathway to New Category profitability.

In May, the FDA posted its list of New Category ‘deemed’ tobacco products for which a Pre-market Tobacco Application (PMTA) had been filed, reflecting a positive step forward in the enforcement against products that are not included on the list. All our currently marketed deemed products are on the list and we remain optimistic about the impact that this will have on the addressable market for our brands going forward.

Vuse is one example of how we are driving our ESG purpose. We are very proud that Vuse has been independently certified by Vertis as the first global carbon neutral vapour brand in the period1. Together with award-winning campaigns and digital engagement we are committed to building the most trusted vaping brand worldwide with a clear consumer-led purpose.

* T5 markets by revenue are the US, UK, France, Germany and Canada; they account for 75% of total industry vapour revenue (closed systems)

1 As verified by Vertis based on product Life Cycle Assessment data provided by an independent third party, taking into account the Group’s purchase of carbon credits through reforestation projects.

2 Source: Similar Web.

CATEGORY PERFORMANCE REVIEW

glo - TOBACCO HEATING PRODUCTS (THP) – Hyper continues to accelerate share growth

•	Volume up 99% driven by the continued success of glo Hyper, with consumer numbers up 1.2m to 5.3m.
•	glo’s THP category volume share reached 16.5% May YTD, up 320 bps vs. FY 2020 in our Top 9 markets.
•	ENA volume up 368%, and revenue up 241% (or 248% at constant rates of exchange), gaining volume share across all key markets.
•	Japan reached 6.2% May YTD volume share of total cigarettes and THP, up 80 bps vs FY 2020.

glo total consumable volume grew 99% in H1 2021, further accelerating from H2 2020, achieving over three times the global THP industry volume growth of 31.9%. This was driven by the continued success of glo Hyper in Japan and across ENA. glo total revenue grew 25.3% or 37.8% at constant currency. Since the launch of Hyper in the first half of 2020, glo’s performance on key metrics such as brand power and consumer conversion have continued to improve supporting the sustainability of our ambition for glo to be the fastest growing global THP brand.

In APME, volume grew 23.1%, driven by Hyper as we continue to invest in consumer acquisition. The increased investment together with the partial absorption of excise in Japan, due to the disproportionate impact of excise harmonisation on our products, resulted in THP revenue in the region down 11.7% or 3.5% on a constant currency basis.

In Japan, volume growth for consumables and devices was driven by Hyper, with improved consumer conversion from trial to active usage of 41%. glo’s volume share of the THP category reached 19.8% May YTD up 50 bps vs FY 2020. This represents 24% of the total growth in cigarettes and THP, well ahead of our category share.

In ENA, glo volume grew 368%, more than six times faster than THP industry growth rates of 54% in the region. The region now represents around 50% of our global THP volume. Revenue growth accelerated, up 241% or 278% at constant currency.

•	In Russia, glo reached 17.6% THP category volume share in May YTD, up 900 bps FY 2020 and accounting for 44% of the growth of the category.
•	In the Ukraine, glo reached 19.0% THP category volume share May YTD (up 800 bps vs. FY 2020), with Kiev reaching 18.5% category volume share.
•	In Italy, glo reached 10.7% THP category volume share May YTD, up 670 bps, with Hyper driving 100% of the growth.
•	In Romania, we reached 22.7% category volume share May YTD, up 590 bps, and 20.1% volume share in Bucharest up 550 bps.

Hyper also continued to make good progress in Kazakhstan, Poland, Egypt, the Czech Republic and across other smaller ENA launch markets, and is now in 21 of glo’s 23 markets, with further market roll-outs planned.

CATEGORY PERFORMANCE REVIEW

VELO - MODERN ORAL – International leadership and strong US momentum

•	Accelerating global volume growth, up 124%, with consumer numbers up 0.7m to 2.2m
•	Category volume share in key (T5*) markets reached 39.5% May YTD up 280 bps on FY 2020
•	US volume up 450%, with volume share of Modern Oral at 16.0% May YTD, up 840 bps vs FY 2020
•	ENA volume up 77.2% driving volume share of Modern Oral to 69.1% May YTD, up 160 bps

Our Modern Oral growth accelerated in the first six months of 2021, with volume up 124% and revenue up 64.2% or 63.2% at constant currency. Volume share of the Modern Oral category in our T5 markets reached 39.5% May YTD 2021 up 280 bps vs FY 2020.

In the US, volume was up 450% to 405 million pouches (compared to 74 million pouches in the same period in 2020) significantly outpacing industry growth of around 110%, with revenue up 17.3% or 29.3% on a constant currency basis. We continue to focus on consumer acquisition with our expanded portfolio following the acquisition of the nicotine pouch products of Dryft Sciences LLC (Dryft) in October 2020.

Velo recorded the largest growth in awareness across Modern Oral brands in the US, as we continued the national roll out of our enlarged portfolio reaching over 80,000 outlets in June 2021. In a competitive market we reached 16.0% volume share of Modern Oral May YTD 2021 up 840 bps vs FY 2020, with our volume share in 6 states already over 20%.

We estimate that approximately half of Velo consumers (in the US) come from the existing Modern Oral users, with the remainder sourced evenly from combustible, snus, traditional oral and vapour consumers. Our insights suggest that a high percentage of Modern Oral users are already poly-users of other categories.

In ENA, volume grew 77.2% with revenue up 67.5% or 64.9% at constant currency, as the Modern Oral segment continues to expand rapidly, and we continue to consolidate our industry leading position**. We consistently lead innovation in the category with three new formats launched and seven new flavours added in the last 12 months.

•	In Sweden, where Modern Oral now represents 11.8% of the total oral category, our volume share of the Modern Oral category reached 57.8% May YTD, an increase of 410 bps vs. FY 2020**.
•	In Norway, where Modern Oral now represents 27.3% of the total oral category, our volume share of the Modern Oral reached 63.4% May YTD up 130 bps vs. FY 2020.
•

In Denmark, Modern Oral now represents 88.8% of the total oral category and continues to be the main driver of total oral category growth. Our volume share of the Modern Oral category declined by 380 bps vs FY 2020 to 90.1% May YTD, but still drove a 460 bps increase in our Modern Oral volume share of total oral category to 80.0%.

Our pilot launches in emerging markets including Pakistan and Indonesia are now delivering valuable insights, as we continue our roll-out in key urban markets. We believe that Modern Oral is an exciting longer-term opportunity to commercialise reduced risk products by offering affordable New Category alternatives to adult nicotine consumers, with further emerging market roll-outs planned for the second half of 2021.

In Kenya sales remain suspended due to local regulatory challenges, and we continue to engage with local authorities. In Germany, sales of Modern Oral have been suspended pending engagement with the authorities regarding the classification of tobacco-free nicotine pouches.

* Modern Oral focus markets revised to be T5 markets of US, Sweden, Norway, Denmark and Switzerland.

** Sweden volume share has been rebased to include Nicotine free pouches in all periods. Accordingly, BAT’s FY2020 volume share of modern oral was rebased to 53.8%.

CATEGORY PERFORMANCE REVIEW

BEYOND NICOTINE

Our corporate venturing unit, Btomorrow Ventures (BTV) made five new investments in the first six months of 2021 – four in innovative consumer and technology businesses and one fund investment. Overall, 13 BTV investments have been completed since launch in 2020, providing us with evolving capabilities for the future across both New Categories and Beyond Nicotine.

As we explore beyond nicotine, we are building an eco-system of new capabilities and insights for the future. We are leveraging the expertise of our external partners and while it is early days in this space, we see this as an exciting way to recapture lost consumer moments and drive longer term growth.

On 11 March 2021, we entered a strategic collaboration agreement with Organigram Inc., a wholly-owned subsidiary of publicly-traded Organigram Holdings Inc., focused on research and product development activities of next generation adult cannabis products, with an initial focus on cannabidiol (CBD). As described on page 20, under the terms of the transaction, a Group subsidiary acquired a 19.9% equity stake in Organigram Holdings Inc. (listed on both the Nasdaq and Toronto Stock Exchange under the symbol “OGI”) to become its largest shareholder.

TRADITIONAL ORAL

Group volume declined 3.1% to 4.1 billion stick equivalents. Total revenue was £558 million, down 3.3% due to the impact of foreign exchange. At constant rates, revenue grew by 6.1%, driven by continued strong pricing in the US (price mix of 9.1%) which accounts for 97% of revenue from the category.

In the US, Traditional Oral volume declined 3.1% in the first half of 2021, with value share of moist up 20 bps and volume share down 20 bps. This was driven by Grizzly which continues to drive value growth through strong pricing, utilising revenue growth management techniques.

The Modified Risk Tobacco Product (MRTP) applications for Camel Snus were discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) in September 2018. We continue to work with the FDA as the MRTP applications and public comments remain under review by the Agency.

VALUE THROUGH COMBUSTIBLES

•	Group value share up 10 bps, driven by the US up 40 bps
•	Volume up 1.5% driven by EM recovery
•	Strong pricing, partially offset by negative geographic mix
•	Revenue growth up 5.8% at constant rates, with Combustibles price/mix +4.3%

Group cigarette value share increased 10 bps vs FY 2020, driven by the continued performance of the strategic cigarette brands in the US (up 50 bps). This combined with higher cigarette value share in Bangladesh, Germany, Japan, Vietnam, Turkey, Mexico, Pakistan and Taiwan to more than offset lower value share in Indonesia, Saudi Arabia, South Africa and Spain. Group cigarette volume share grew 10 bps with the strategic portfolio also up 10 bps. Pricing continued to be strong, with combustibles price/mix of 4.3%.

Group cigarette volume grew by 1.8% to 316.0 billion sticks (2020: 310.5 billion sticks) driven by the recovery in emerging markets. Volume grew in:

•	Bangladesh (driven by the continued strength of the local portfolio);
•	Brazil (where enhanced border security and restricted population mobility due to COVID-19 led to an increase in duty paid volume);
•	South Africa (as the market recovered from the COVID-19 lockdown and ban of sales in April to August 2020);
•	Pakistan (where illicit trade reduced following significant excise-led growth in recent years); and
•	Vietnam (with strong volume recovery post COVID-19 lockdowns in the comparator).

This was partially offset by lower volume in:

•

the US where the Group’s cigarette volume was down 4.4% to 34.7 billion sticks (2020: 36.2 billion sticks), broadly in-line with industry volume which was down around 5%. This is more in-line with historical rates, driven by rising gas prices and the partial unwinding of last year’s additional supply chain inventories and stronger consumption trends; and

•	Indonesia where the Group has sought to drive increased value with pricing ahead of the industry.

Our GTR business continues to show no signs of recovery due to COVID-19 travel restrictions.

CATEGORY PERFORMANCE REVIEW

Volume of the strategic cigarette brands, collectively, grew 0.7% in the first six months of 2021:

•

Dunhill’s value share was down 10 bps as growth in Romania, Taiwan, Pakistan and Brazil was more than offset by declines in Indonesia, South Korea, Saudi Arabia, Australia, Malaysia and Netherlands. Volume was 8% lower, largely due to the impact of the tax increases and minimum retail price compliance in Indonesia, partially offset by recovering volume in Brazil and South Africa;

•

Kent’s value share was stable as growth in Turkey, Russia and Saudi Arabia were offset by lower value share in Japan, Romania, Brazil and Chile. Volume was down 0.5% as growth in Turkey was more than offset by lower volume in Japan and the Middle East;

•

Lucky Strike’s value share grew 20 bps, as growth in the US (following launch), in AMSSA (particularly Brazil, Chile and Colombia) in Japan and Russia more than offset lower value share in Indonesia, France and Spain. Volume grew 17% driven by Brazil, Russia, Argentina and the US, following the reintroduction of the brand in the final quarter of 2020. Growth was partially offset by the impact of the tax increases and minimum retail price compliance in Indonesia and lower volume in France;

•

Rothmans’ value share was stable as growth in Brazil, Italy, Malaysia and Czech Republic was offset by lower value share in Russia, New Zealand, Australia, South Africa, Poland, Ukraine, UK, and Pakistan. Volume was down 3.5% as growth in Brazil, Cuba and Poland was more than offset by lower volume in Russia, Ukraine, Kazakhstan and Nigeria;

•

Pall Mall’s value share was down by 10 bps as growth in Germany, Mexico, Australia and Chile was more than offset by lower value share in US, Saudi Arabia, Canada, Romania, New Zealand and UK. Volume was 6.1% higher, largely driven by Pakistan, Nigeria, Chile, Mexico and Saudi Arabia; and

•	The Group’s US domestic strategic combustibles portfolio largely performed well:
•	Newport value share increased 60 bps in the US, despite a 2.4% volume decline, as both the menthol and non-menthol variants outperformed the market;
•	Natural American Spirit value share was marginally higher than 2020. Volume was up 1.5% against the first six months of 2020; and
•	Camel’s value share declined 30 bps in the US, with volume down against the same period of 2020 by 9.7%.

Volume of other tobacco products (OTP) declined 6.6% to 9 billion sticks equivalent (being 3% of the Group’s combustible portfolio).

Revenue from combustibles was down 3.0% at £10,527 million (June 2020: £10,854 million) with a translational foreign exchange headwind of 8.8% more than offsetting the impact of higher pricing across the Group. Revenue at constant rates of exchange was up 5.8% at £11,485 million (June 2020: £10,854 million) driven by good pricing notably in the US, Canada, Germany, Bangladesh and Brazil.

SIMPLIFYING THE BUSINESS –Transitioning to the enterprise of the future

•	Quantum phase 2 drove £256m of savings in H1 2021
•	The QUEST programme (Building the Enterprise of the Future) drives our transition, supported by accelerated digital transformation, technology and innovation

Building the Enterprise of the Future will give us the organisational flexibility to implement and operationalise our growth strategy – simplifying the business and speeding up decision-making. QUEST is an organisational transformation programme, built around five pillars, designed to deliver the Enterprise of the Future at enhanced speed. Underpinning QUEST is:

•	Quantum, our programme designed to simplify our business;
•	Unleashing innovation through data-driven insights and foresights, leveraging state-of-the-art technologies to ensure we are building the brands of the future;
•	Empowering our organisation and attracting and retaining an increasingly diverse workforce;
•	Shaping the sustainability agenda through our focus on reducing the health impact of our business and demonstrating excellence across our other ESG measures; and
•	Technology and data analytics, which will drive our transformation and unlock commercial value across the entire value chain.

Phase 1 of the Quantum programme was completed last year delivering greater organisational speed and agility. We are building on this success by rolling-out Phase 2 which covers operational efficiency, route-to-market focus and supply chain productivity. We have realised further savings of £256 million in the first six months of 2021 driven by Quantum. The savings from Quantum are enabling further increases in investment in New Categories and the building of new capabilities.

REGIONAL REVIEW

The performances of the regions are discussed below. The following discussion is based upon the Group’s internal reporting structure.

UNITED STATES (US):

For six months ended 30 June	Volume (unit)		Revenue (£m)
			Reported				At constant rates
	2021	Change	2021	2020	Change		FX	2021 cc	2020	Change
	Unit	%	£m	£m	%		£m	£m	£m	%
New Categories			243	173	+40.8%		24	267	173	+55.1%
Vapour (10ml units / pods mn)	139	+97.3%	235	166	+41.9%		24	259	166	+56.3%
THP (sticks bn)	-	-	-	-	-		-	-	-	-
Modern Oral (pouches mn)	405	+450%	8	7	+17.3%		-	8	7	+29.3%
Traditional Oral (stick eq bn)	3.6	-3.1%	537	558	-3.8%		55	592	558	+6.0%
Total Non-Combustibles			780	731	+6.7%		79	859	731	+17.6%
Total Combustibles (sticks bn)	35	-4.3%	4,769	4,861	-1.9%		486	5,255	4,861	+8.1%
Other			14	27	-49.9%		2	16	27	-44.8%
Total			5,563	5,619	-1.0%		567	6,130	5,619	+9.1%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2021	2020	Change	Adj	FX	2021 cc	2020	Change
Profit from Operations (PfO)			2,570	2,619	-1.9%	196	306	3,072	2,801	+9.7%
Operating Margin			46.2%	46.6%	-40 bps			50.1%	49.8%	+30 bps

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

•	Vuse revenue growth up 42% closing the gap on the market leader
•	Velo volume share up strongly in a competitive market, with capacity unconstrained
•	Continued strong cigarette pricing driving revenue and adjusted profit from operations growth (excluding the impact of translational foreign exchange)

Regional Revenue and Profit from operations

Reported revenue declined slightly (down 1.0%), as strong cigarette and traditional oral pricing and continued value share gains in Vuse and combustibles were offset by translational foreign exchange headwinds of 10% due to the relative strength of sterling to the US dollar. On a constant currency basis, revenue was up 9.1%.

Reported profit from operations reduced by 1.9%, as combustibles pricing, higher revenue from New Categories and savings from the Quantum programme were more than offset by the translational foreign exchange headwinds and a further increase in investment (over the same period of 2020) of £103 million to drive awareness and trial. Amortisation and impairment of brands (treated as adjusting items in line with Group policy) was in line with the first half of 2020 (30 June 2021: £137 million; 30 June 2020: £137 million).

On an adjusted, constant currency basis profit from operations was up 9.7%.

New Categories

In vapour, Vuse revenue was up 42%, being growth of 56% at constant rates of exchange. Vuse has further expanded its value share to 30.0%, up 510 bps against FY 2020, with market value share leadership in 20 US states.

The US vapour market continues to recover following the EVALI crisis in 2019 and the impacts of the flavour ban in 2020. While the Group has no presence in disposable vapour products in the US, it is notable that these products - as well as those flavoured products containing synthetic nicotine - have continued to increase market share over the period. This remains a concern given the sharp increase in consumption of disposable products noted in the 2020 National Youth Tobacco Survey.

We support efforts by the FDA to address the increasing availability of synthetic nicotine products and enhance the FDA’s enforcement actions against flavoured disposable vapour products. The FDA is under increased scrutiny from Congress to act against these types of products, which we believe will likely lead to substantive action by the FDA.

REGIONAL REVIEW

United States cont…

In Modern Oral, Velo revenue increased 17% in the first six months of 2021 (to £8 million), or 29% at constant rates of exchange, as the Group invested in consumer acquisition and geographic expansion, with volume up 450%. Following the acquisition (in October 2020) of the nicotine pouch products from Dryft, the expanded range of products is now present in approximately 80,000 stores under the Velo brand and we will continue to build distribution further. Velo volume share has increased by 840 bps from FY 2020 to reach 16.0% May YTD 2021 in a competitive market.

PMTAs were submitted ahead of the 9 September 2020 deadline for four Vuse products (Alto, Solo, Ciro and Vibe) and for Velo modern oral products from both our existing portfolio and the recently acquired Dryft products. We will continue to work with the FDA as the PMTAs progress through the various stages of the review process.

Traditional Oral

Traditional Oral revenue reduced by 3.8%, being an increase of 6.0% excluding the unfavourable impact of foreign exchange. Strong price/mix of 9.1% offset a volume decline of 3.1%. Value share of moist grew 20 bps and volume share was down 20 bps, as Grizzly continues to drive value growth through strong pricing, utilising revenue growth management techniques.

The MRTP applications for Camel Snus were discussed by the TPSAC in September 2018. We continue to work with the FDA as the MRTP applications and public comments remain under review by the Agency.

Combustibles

Combustibles revenue was down 1.9%, driven by a volume decline of 4.3% and foreign exchange headwinds. At constant rates of exchange, revenue increased 8.1% driven by value share gains and strong price/mix from price increases at the end of 2020 and during H1 2021. Value share increased 40 bps compared to the FY 2020, driven by our premium brands Newport and Natural American Spirit and the success of our launch of Lucky Strike. We are not experiencing any acceleration in downtrading.

Volume share reduced 30 bps as we continued to focus on value generation.

On 29 April 2021, the FDA announced it is setting into motion the process for advancing two tobacco product standards regarding menthol in cigarettes and all flavours in cigars. The Group’s US subsidiary, Reynolds American Inc. will evaluate any proposed regulation and will participate in any consultation and the rulemaking process by submitting robust comments grounded in science-based evidence. The published science does not support regulating menthol cigarettes differently from non-menthol. The scientific evidence neither shows a difference in health risks between menthol and non-menthol cigarettes, nor indicates that menthol cigarettes adversely affect initiation, dependence or cessation.

REGIONAL REVIEW

ASIA-PACIFIC AND MIDDLE EAST (APME):

For six months ended 30 June	Volume (unit)		Revenue (£m)
			Reported				At constant rates
	2021	Change	2021	2020	Change		FX	2021 cc	2020	Change
	Unit	%	£m	£m	%		£m	£m	£m	%
New Categories			228	250	-9.2%		20	248	250	-1.1%
Vapour (10ml units / pods mn)	4	+125.7%	9	5	+60.4%		-	9	5	+58.9%
THP (sticks bn)	4.0	+23.1%	216	244	-11.7%		20	236	244	-3.5%
Modern Oral (pouches mn)	111	+502%	3	1	+418.2%		-	3	1	+457.6%
Traditional Oral (stick eq bn)	-	-	-	-	-		-	-	-	-
Total Non-Combustibles			228	250	-9.2%		20	248	250	-1.1%
Total Combustibles (sticks bn)	109	+8.0%	1,781	1,838	-3.1%		180	1,961	1,838	+6.7%
Other			46	49	-2.9%		5	51	49	+5.1%
Total			2,055	2,137	-3.8%		205	2,260	2,137	+5.8%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2021	2020	Change	Adj	FX	2021 cc	2020	Change
Profit from Operations (PfO)			769	865	-11.1%	99	47	915	890	+2.8%
Operating Margin			37.4%	40.5%	-310 bps			40.5%	41.6%	-110 bps

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

•	glo volume growth and share gain, driven by continued Hyper momentum, offset by the partial absorption of Japan excise increase
•	Combustible volume growth, lapping the impact of COVID-19 in 2020
•	Volume growth partially offset by negative geographic mix on revenue

Regional Revenue and Profit from operations

Revenue declined 3.8% largely due to the impact of foreign exchange on the reported results. At constant rates, revenue increased 5.8% driven by volume growth in combustibles, as a partial recovery from the impacts of COVID-19 were supported by volume share gains. These more than offset the negative geographic mix effect from the faster growth of lower value combustibles markets.

Reported profit from operations declined 11.1% due to the unfavourable movements in foreign exchange and impairment charges recognised in respect of the proposed sale of the Group’s operations in Iran, as described on page 20.

Excluding adjusting items which mainly related to the impairment charges referred to above, adjusted profit from operations increased 2.8% at constant rates of exchange, driven by revenue growth. Adjusted operating margin reduced by 110 bps (at constant rates) as the negative mix impact of growth in lower margin, higher volume markets and the partial absorption the harmonisation of excise in Japan, offset continued savings from Project Quantum and productivity initiatives.

New Categories

In THP, consumable volume increased by 23% to 4.0 billion sticks in the first half of 2021 as glo Hyper continued to make good progress following its launch last year. THP revenue declined 11.7% or 3.5% on a constant currency basis, as strong volume growth was offset by the impact of harmonisation of excise in Japan. glo’s share of the key Japanese market has continued to rise, reaching 6.2% volume share of cigarettes and THP May YTD, an increase of 80 bps relative to FY 2020.

Combustibles

Combustibles revenue declined 3.1% largely due to the impact of foreign exchange as, on a constant currency basis, revenue increased by 6.7%. This was driven by higher volume (up 8.0%), as a number of markets, notably Bangladesh, Vietnam and Pakistan, lapped lower volume in the first half of 2020 due to the impact of COVID-19 lockdowns. This was partially offset by negative price/mix largely from the faster growth of lower value markets.

Volume remains under pressure in Indonesia as the Group seeks to drive value with pricing ahead of the industry. We continued to grow volume share in combustibles, up 60 bps in the first half of 2021 led by gains in Bangladesh, Vietnam, Pakistan and Japan, while value share declined 10 bps, largely driven by Indonesia.

REGIONAL REVIEW

AMERICAS AND SUB-SAHARAN AFRICA (AMSSA):

For six months ended 30 June	Volume (unit)		Revenue (£m)
			Reported				At constant rates
	2021	Change	2021	2020	Change		FX	2021 cc	2020	Change
	Unit	%	£m	£m	%		£m	£m	£m	%
New Categories			54	31	+74.2%		-	54	31	+74.8%
Vapour (10ml units / pods mn)	27	+75.8%	54	30	+77.8%		-	54	30	+78.4%
THP (sticks bn)	-	-	-	-	-		-	-	-	-
Modern Oral (pouches mn)	0	-100%	0	1	-100%		-	0	1	-100%
Traditional Oral (stick eq bn)	-	-	-	-	-		-	-	-	-
Total Non-Combustibles			54	31	+74.2%		-	54	31	+74.8%
Total Combustibles (sticks bn)	71	+3.3%	1,651	1,646	+0.3%		139	1,790	1,646	+8.7%
Other			91	72	+27.3%		14	105	72	+46.8%
Total			1,796	1,749	+2.7%		153	1,949	1,749	+11.5%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2021	2020	Change	Adj	FX	2021 cc	2020	Change
Profit from Operations (PfO)			694	669	+3.7%	15	42	751	721	+4.2%
Operating Margin			38.6%	38.3%	+30 bps			38.5%	41.2%	-270 bps

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

•	Revenue growth of over 70% in New Categories, driven by Vuse
•	Vuse value share leadership in key Canadian vapour market extended further
•	Combustibles volume and price/mix growth, with markets including South Africa recovering from a challenging 2020

Regional Revenue and Profit from operations

Revenue increased by 2.7%, as 11.5% growth on a constant currency basis was offset by translational foreign exchange headwinds caused by the weakness of a number of currencies relative to sterling, including the Brazilian real, Argentine peso, Nigerian naira and Kenyan shilling. Constant currency revenue growth was driven by a near doubling of vapour revenue, alongside combustible volume growth (up 3.3%) and price/mix (5.4%), in part due to the initial impact of COVID-19 in the prior period.

Reported profit from operations grew by 3.7%, driven by the growth in revenue and lower charges in respect of the restructuring programme as adjusting items reduced from £52 million in the first half of 2020 to £15 million in H1 2021.  Excluding these adjusting items and on a constant currency basis, adjusted profit from operations was up 4.2%. Operating margins contracted by 270 bps owing to the negative geographic mix in combustibles and rapid growth, including increased investment, in vapour.

New Categories

In vapour, revenue grew 78%, with volume up 76% as the Group further extended its leadership position in Canada, with value share growth of 2,900 bps to 75.2% share. In South Africa, vapour revenue recovered from the suspension of sales, alongside cigarettes, as part of the country’s COVID-19 response. South Africa followed the successful migration to the Vuse brand seen in other markets, including in Canada last year, with the migration from Twisp in the first half of the year.

Combustibles

Combustibles revenue was marginally higher (up 0.3%), negatively impacted by translational foreign exchange headwinds. On a constant currency basis, revenue grew 8.7%, underpinned by volume growth of 3.3% driven by the recovery in a number of markets, notably South Africa, from the initial impacts of COVID-19 in the prior period.

The Group’s combustible share declined 30 bps on both a volume and value basis driven by South Africa, Brazil, and Canada. In South Africa, H1 2021 duty paid industry volume growth was strong year-on-year, following the ban on sales from April-August 2020 as part of the country’s COVID-19 measures. However, the share of the illicit trade remains above pre-COVID levels and there has been some limited downtrading, negatively impacting volume and value share. Similarly in Brazil, the duty paid industry grew, in part due to the COVID-19 related travel restrictions and increased border security leading to a reduction in illicit trade, although growth in consumption at the lower end of the market has led to some volume and value share loss.

REGIONAL REVIEW

EUROPE AND NORTH AFRICA (ENA):

For six months ended 30 June	Volume (unit)		Revenue (£m)
			Reported				At constant rates
	2021	Change	2021	2020	Change		FX	2021 cc	2020	Change
	Unit	%	£m	£m	%		£m	£m	£m	%
New Categories			358	174	+105.1%		15	373	174	+113.5%
Vapour (10ml units / pods mn)	77	+32.8%	100	64	+56.6%		1	101	64	+57.8%
THP (sticks bn)	4.4	+367.8%	143	42	+240.9%		15	158	42	+278.3%
Modern Oral (pouches mn)	1,091	+77.2%	115	68	+67.5%		(1)	114	68	+64.9%
Traditional Oral (stick eq bn)	0.5	-3.2%	21	18	+14.1%		(1)	20	18	+9.2%
Total Non-Combustibles			379	192	+96.6%		14	393	192	+103.8%
Total Combustibles (sticks bn)	110	-3.4%	2,326	2,509	-7.3%		153	2,479	2,509	-1.2%
Other			56	65	-13.8%		1	57	65	-11.1%
Total			2,761	2,766	-0.2%		168	2,929	2,766	+5.9%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2021	2020	Change	Adj	FX	2021 cc	2020	Change
Profit from Operations (PfO)			874	944	-7.4%	18	29	921	956	-3.7%
Operating Margin			31.7%	34.1%	-240 bps			31.4%	34.6%	-320 bps

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

•	New Category revenue doubling compared to the first half of 2020
•	glo Hyper expansion drives more than tripling of THP revenue
•	Combustibles volume share and value share declined 10 bps

Regional Revenue and Profit from operations

Revenue was marginally lower (down 0.2%) as the doubling of New Categories revenue and combustibles pricing were more than offset by translational foreign exchange headwinds. On a constant currency basis, revenue increased 5.9%.

Profit from operations reduced by 7.4%, partly driven by the foreign exchange headwinds and investment in New Categories. Adjusted profit from operations at constant rates fell by 3.7% as higher revenue and Quantum cost savings were more than offset by the negative mix impact from New Category growth and increased investment behind the New Category brands.

New Categories

Vapour revenue increased by over 50%, ahead of the strong volume growth of 33%, driven by growth of the vapour market and value share gains by Vuse in all key European markets. The Vype brand was migrated to Vuse across the region during the first half of the year, completing the last transitions of our major markets. Vuse further extended its value share leadership position in France, Germany and the UK, although in the latter vapour revenue growth was moderated by a reduction in sales of Ten Motives and the remainder of the local portfolio.

Building on the strong momentum in 2020, THP volume quadrupled and revenue more than tripled driven by the progress of glo Hyper in a number of markets across the region. glo has grown volume share in key THP markets across ENA since the launch of glo Hyper last year. glo’s May YTD 2021 share of cigarettes and THP had reached 1.8% in Russia (up 110 bps on FY 2020), 1.4% in Italy (up 110 bps on FY 2020), 2.8% in Ukraine (up 180 bps on FY 2020) and 1.6% Romania (up 70 bps on FY 2020).

In Modern Oral, revenue grew 67.5%, driven by volume growth (up 77%), with volume share gains of both the modern oral and total oral categories in more established markets such as Sweden and Norway. In Germany, sales of Modern Oral have been suspended pending engagement with the authorities regarding the classification of tobacco-free nicotine pouches.

Combustibles

Combustibles revenue fell 7.3% (or 1.2% at constant rates) as combustible volume declines (3.4%) more than offset price/mix growth. On a country level, revenue growth in Ukraine, UK and Romania was offset by weakness in countries including Denmark, Russia and France. Volume share declined 10 bps, as growth in Turkey and Germany was more than offset by lower volume share in Russia, France, Poland and Spain. Value share was 10 bps lower.

OTHER FINANCIAL INFORMATION

ANALYSIS OF PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE BY SEGMENT

For six months ended 30 June	2021					2020
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
	£m	£m	£m	£m	£m	£m	£m	£m
Profit from Operations
US	2,570	196	2,766	306	3,072	2,619	182	2,801
APME	769	99	868	47	915	865	25	890
AMSSA	694	15	709	42	751	669	52	721
ENA	874	18	892	29	921	944	12	956
Total Region	4,907	328	5,235	424	5,659	5,097	271	5,368
Net finance costs	(756)	34	(722)	(55)	(777)	(786)	3	(783)
Associates and joint ventures	233	(7)	226	20	246	281	(15)	266
Profit before tax	4,384	355	4,739	389	5,128	4,592	259	4,851
Taxation	(1,055)	(64)	(1,119)	(76)	(1,195)	(1,054)	(93)	(1,147)
Non-controlling interests	(79)	(1)	(80)	(8)	(88)	(81)	(4)	(85)
Profit attributable to shareholders	3,250	290	3,540	305	3,845	3,457	162	3,619
Diluted number of shares (m)	2,296		2,296		2,296	2,294		2,294
Diluted earnings per share (pence)	141.6		154.2		167.5	150.7		157.8

Notes to the analysis of profit from operations above:

(1)	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

NET FINANCE COSTS

Net finance costs for the six months to 30 June 2021 were £756 million, compared to £786 million in the same period in 2020, with the reduction largely due to the translational foreign exchange impact due to the movement of sterling against the US dollar and euro and lower interest rates, partially offset by the impairment of investments held at fair value (£24 million) as part of the proposed sale of the Group’s operations in Iran (as described on page 20).

On a constant currency basis, and after adjusting for items including the finance costs related to the Franked Investment Income Group Litigation Order (FII GLO, as described on page 45) and impairment described earlier, adjusted net finance costs were largely in line the first half of 2020, being a decrease of 1.0% to £777 million.

SHARE OF POST-TAX RESULTS OF ASSOCIATES AND JOINT VENTURES

The Group’s share of post-tax results of associates and joint ventures decreased from £281 million to £233 million which largely relates to the performance of the Group’s main associate, ITC Ltd (ITC) in India. The Group’s share of ITC’s post-tax results was 17.8% lower at £226 million (2020: £275 million), as the impact of COVID-19 in India continued to lead to business disruption.

Excluding adjusting items of £7 million (2020: £15 million), which largely related to the deemed gain on dilution of the Group’s holding in ITC, as described on page 36, and the impact of translational foreign exchange, on an adjusted constant rate basis, the Group’s share of post-tax results from associates and joint ventures decreased 7.5% to £246 million.

TAXATION

The tax rate in the income statement was 24.1% for the six months to 30 June 2021, compared to 23.0% for the six months to 30 June 2020 (31 December 2020: 24.3%). The Group’s tax rate is affected by the impact of the adjusting items referred to on pages 33 to 36 and by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results.

Excluding these, the Group’s underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 40 was 24.8% in the six months ended 30 June 2021 compared to 25.0% for the six months to 30 June 2020. For the year to 31 December 2020, it was 24.9%. A full reconciliation from taxation on ordinary activities to the underlying tax rate is provided on page 57.

The effective and underlying rate in the six months to 30 June 2021 reflects the impact of prior and current year tax reclaims in Brazil together with mix of profits.

OTHER FINANCIAL INFORMATION

EARNINGS PER SHARE

Basic earnings per share were down 6.0% at 142.1p (30 June 2020: 151.2p) as the growth in operational performance was more than offset by a higher effective tax rate, lower share of associates, charges in respect of the proposed sale of the Group’s operations in Iran and the translational foreign exchange headwind due to the relative strength of sterling particularly against the US dollar.

Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share fell 2.3% to 154.2p (30 June 2020: 157.8p). Excluding the impact of translational foreign exchange, adjusted diluted earnings per share were 6.1% higher at 167.5p, at constant rates of exchange. For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share, at constant rates, see page 57.

CASH FLOW

	For six months ended 30 June			For year ended 31 December 2020
	2021	2020	Change	2020
	£m	£m	%	£m
Net cash generated from operating activities	2,254	3,484	-35.3%	9,786

	As at 30 June			As at 31 December
	2021	2020	Change	2020
	£m	£m	%	£m
Borrowings (including lease liabilities)	45,010	50,461	-10.8%	43,968

In the Group’s cash flow, prepared in accordance with International Financial Reporting Standards (IFRS) and presented on page 31, net cash generated from operating activities declined by 35.3% to £2,254 million (30 June 2020: £3,484 million), partly due to:

•	the deferral, in the US, of excise (£795 million) and corporate tax (£438 million) payments from the first half to the second half of 2020;
•	MSA-related outflows (£397 million) due to timing and one-off litigation settlements made in the first half of 2021; and
•	an increase in tax paid in Canada (due to the timing of payments).

These were partly offset by an increase in dividends received from associates to £164 million (30 June 2020: £2 million) following the payment of an interim dividend by the Group’s Indian associate, ITC.

Net cash generated from operating activities was also impacted by the translational foreign exchange headwind of around 8% due to the relative strength of sterling versus the Group’s operating currencies (particularly US dollar).

OTHER FINANCIAL INFORMATION

BORROWINGS AND NET DEBT

Borrowings (including lease liabilities) were £45,010 million at 30 June 2021, compared to £50,461 million at 30 June 2020 and £43,968 million at 31 December 2020.  The increase from the end of 2020 was largely due to higher short term borrowings (including commercial paper) due to short-term funding needs in the period. The movement in the Group’s borrowings is described on page 38.

The Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

The Group defines net debt as borrowings including related derivatives, less cash and cash equivalents and current investments held at fair value. Closing net debt was £41,251 million (30 June 2020: £45,114 million; 31 December 2020: £40,241 million). A reconciliation of borrowings to net debt is provided below.

	As at 30 June			As at 31 December
	2021	2020	change	2020
	£m	£m	%	£m
Borrowings (including lease liabilities)	(45,010)	(50,461)	-10.8%	(43,968)
Derivatives in respect of net debt	409	380	+7.6%	346
Cash and cash equivalents	3,014	4,784	-37.0%	3,139
Current investments held at fair value	336	183	+83.6%	242
Net debt	(41,251)	(45,114)	-8.6%	(40,241)
Maturity profile of net debt:
Net debt due within one year	(5,144)	(2,014)	+155.4%	(635)
Net debt due beyond one year	(36,107)	(43,100)	-16.2%	(39,606)
Net debt	(41,251)	(45,114)	-8.6%	(40,241)

Impacting the carrying value of net debt at the balance sheet date are:

•	other cash outflows related to share schemes and investing activities of £165 million (30 June 2020: £53 million: 31 December 2020: £210 million);
•	other non-cash movements of £45 million (mainly related to interest accruals);
•	the classification of certain balances as held-for-sale related to the proposed sale of the Group’s operations in Iran of £100 million; and
•	foreign exchange tailwind related to the revaluation of foreign currency denominated net debt balances of £373 million (30 June 2020: £2,342 million headwind; 31 December 2020: £69 million tailwind).

In 2020, following the acquisition of a distribution company in the Middle East, the Group also recognised net debt acquired of £95 million.

OTHER FINANCIAL INFORMATION

DIVIDENDS

On 17 February 2021, British American Tobacco p.l.c. (the Company) announced that the Board had declared an interim dividend of 215.6p per ordinary share of 25p for the year ended 31 December 2020, payable in four equal quarterly instalments of 53.9p per ordinary share in May 2021, August 2021, November 2021 and February 2022.

The May 2021 dividend was paid to shareholders on the UK main register and South Africa branch register on 12 May 2021 and to holders of American Depositary Shares (ADSs) on 17 May 2021. The three remaining quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register, and to holders of ADSs, each on the applicable record dates set out in the table below.

Event (2021 unless stated)	Payment No. 2	Payment No. 3	Payment No. 4
Record date (JSE, LSE and NYSE)	9 July	1 October	24 December
Payment date (LSE and JSE)	19 August	11 November	9 February 2022
ADS payment date (NYSE)	24 August	16 November	14 February 2022

OTHER INFORMATION

FOREIGN CURRENCIES

The principal exchange rates used to convert the results of the Group’s foreign operations to sterling for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below. Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

The principal exchange rates used were as follows:

	Average for the period ended			As at
	30 June		31 December	30 June		31 December
	2021	2020	2020	2021	2020	2020
Australian dollar	1.800	1.919	1.862	1.840	1.795	1.771
Brazilian real	7.476	6.186	6.616	6.932	6.784	7.100
Canadian dollar	1.731	1.720	1.720	1.711	1.683	1.741
Euro	1.153	1.144	1.125	1.165	1.100	1.117
Indian rupee	101.849	93.400	95.097	102.683	93.292	99.880
Japanese yen	149.701	136.475	137.017	153.327	133.303	141.131
Russian rouble	103.178	87.661	92.844	100.920	88.042	101.106
South African rand	20.183	20.956	21.099	19.725	21.469	20.079
US dollar	1.389	1.261	1.284	1.381	1.236	1.367

RISKS AND UNCERTAINTIES

The Board carried out a robust assessment of the principal risks and uncertainties facing the Group for the period, including those that would threaten its business model, future performance, solvency, liquidity and viability. As part of that assessment, the Board reviewed all the risks, both individually and collectively, as they relate to the impact of COVID-19 on the performance of the Group.

The COVID-19 pandemic may have a lasting impact on operations, suppliers, customers and our people. The governments of the countries in which we operate and sell our products will adjust as they tackle the socio-economic impact of the pandemic. This could lead to increased risk of regulation, affect the ability to realise revenue growth due to consumer down-trading, excise increases or higher illicit trade, whilst also potentially impacting the supply chain, financial markets and customer credit risk. The impact of these risks is difficult to ascertain and potentially unforeseen during this period of uncertainty. As new working practices are implemented to reflect the current operating environment and associated risks are incorporated into existing Group risks (including principal risks noted below), the Group does not maintain COVID-19 as a separate principal risk.

All Group risks are managed individually and collectively by management and overseen by the Board. The principal risks remain broadly unchanged except for “market size reduction and consumer down trading” which, due to the Group’s strategy to deliver long-term sustainable growth with a range of innovation and less harmful products that stimulate senses of new adult generations, is no longer considered a principal risk . The principal risks facing the Group are summarised under the headings of:

•	Competition from illicit trade;
•	Tobacco, New Categories and other regulation interrupts the growth strategy;
•	Disputed taxes, interest and penalties;
•	Inability to develop, commercialise and deliver the New Categories strategy;
•	Litigation;
•	Significant increases or structural changes in tobacco, nicotine and New Categories related taxes;
•	Foreign exchange rate exposures;
•	Geopolitical tensions;
•	Solvency and liquidity; and
•	Injury, illness or death in the workplace.

A summary of the other risks for the Group which are not considered principal risks but are monitored by the Board through the Group’s risk register is set out on pages 288-306 of the Group’s Annual Report and Form 20-F for the year ended 31 December 2020. These and all of the Group’s risks should be read in the context of the forward-looking statements on page 61 of this Half-Year Report.

OTHER INFORMATION

MANAGING THROUGH COVID-19

The Group continues to perform well despite the operational challenges posed by the COVID-19 pandemic, whilst recognising that GTR continues to be affected by the ongoing travel restrictions in certain parts of the world. Our Board has continued to maintain close oversight of the Group’s response to the impact of COVID-19 throughout this period.

Our robust contingency plans and organisational flexibility have ensured that, where operations have been affected by local lock downs, the supply chain disruption to our ongoing business has largely been mitigated. We have embraced remote working where appropriate and would like to thank our staff around the world for the resilience and agility they have demonstrated during these unprecedented times. That such progress towards building A Better TomorrowTM has been made during such a challenging period is testimony to the resilience of our staff, customers, partners and suppliers.

We remain committed to supporting all our stakeholders throughout the COVID-19 pandemic. Our COVID-19 candidate vaccine is currently in Phase 1 trials. To enhance recruitment to the trials, we have expanded our clinical trial footprint to include study sites in the US, Canada and Germany.

UPDATE ON INVESTIGATIONS INTO MISCONDUCT ALLEGATIONS

From time-to-time, the Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct against Group companies. The Group co-operates with the authorities’ investigations, where appropriate, including with the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions.

The potential for fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not possible to identify the timescale in which these matters might be resolved.

UPDATE ON QUEBEC CLASS ACTION AND CCAA

In 2015, the plaintiffs in the two certified classes in Quebec were awarded damages and interest in the amount of CAD$15.6 billion (£9 billion), of which Imperial Tobacco Canada Ltd’s (ITCAN) share is CAD$10.4 billion (£6 billion). Also in 2015, the Quebec Court of Appeal upheld the Order for Security, of which ITCAN’s share was CAD$758 million (£436 million), which has been paid in full to the Court escrow account as required by the judgment. Following the decision of the Quebec Court of Appeal in Montreal, the Board of Directors of ITCAN reassessed the recoverability of the deposit and the Group recognised a charge against the income statement of £436 million in 2019. As a consequence, in the Group’s consolidated balance sheet, the deposit has been utilised against the current estimate of the liability.

Further, on 12 March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (CCAA). This has the effect of staying all current tobacco litigation in Canada against ITCAN and other Group companies (the “stays”). The stays are currently in place until 30 September 2021. While the stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company.

In addition to Quebec, across Canada, other tobacco plaintiffs and provincial governments are collectively seeking significant damages which substantially exceed ITCAN’s total assets. In seeking protection under the CCAA, ITCAN will look to resolve not only the Quebec case but also all other tobacco litigation in Canada under an efficient and court supervised process, while continuing to trade in the normal course.

Under the terms of CCAA, the court appointed FTI Consulting Canada Inc. to act as a monitor. This monitor has no operational input and is not involved in the management of the business. The Group considers that ITCAN continues to meet the requirements of IFRS 10 Consolidated Financial Statements, and, until such requirements are not met, the Group will continue to consolidate the results of ITCAN. The £2.3 billion of goodwill relating to ITCAN on the Group’s balance sheet at 31 December 2020 will continue to be reviewed on a regular basis. Any potential future impairment charge would result in a non-cash charge to the income statement that would be treated as an adjusting item.

Please refer to “Contingent Liabilities and Financial Commitments” below (page 43) and the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2020, note 27 Contingent Liabilities and Financial Commitments for a full discussion of the case.

BANGLADESH

In Bangladesh, on 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh reversed the decision of the High Court against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £153 million. On 3 February 2020, the certified Court Order was received. The Government filed a Review Petition on 25 March 2020 in the Appellate Division of the Supreme Court of Bangladesh against the judgment. The matter is yet to be taken up for hearing.

OTHER INFORMATION

CHANGES IN THE GROUP

1.	ORGANIGRAM

On 11 March 2021, the Group announced a strategic collaboration agreement with Organigram Inc., a wholly-owned subsidiary of publicly-traded Organigram Holdings Inc. (collectively, Organigram). Under the terms of the transaction, a Group subsidiary acquired a 19.9% equity stake in Organigram Holdings Inc. (listed on both the Nasdaq and Toronto Stock Exchange under the symbol “OGI”) to become its largest shareholder, with the ability to appoint two directors to Organigram Holdings Inc.’s board of directors and representation on its investment committee. At closing, one BAT nominee, Mr. Jeyan Heper, was added to the board and another nominee is expected to be added in the near term. The Group will account for the investment as an associate.

The investment, valued at approximately £129 million, was priced at CAD$3.79 per share which was based on the five-day volume weighted average price of Organigram Holdings Inc.’s shares on the Toronto Stock Exchange ended 9 March 2021 and represents a discount to the closing price of CAD$3.94 on 9 March 2021. The Group’s share of the fair value of net assets acquired included £49 million of intangibles, and £30 million of goodwill, representing a strategic premium to enter the legal cannabis market in North America which was provisionally recognised as part of the acquisition.

The Group’s investment provides a significant injection of capital for Organigram that will enable them to expand and accelerate their R&D and product development activities, and support business expansion.

A “Centre of Excellence” will be established to focus on developing the next generation of cannabis products with an initial focus on cannabidiol (CBD). The Centre of Excellence will be located at Organigram’s indoor facility in New Brunswick, Canada, which holds the Health Canada licenses required to conduct R&D activities with cannabis products. Both BAT and Organigram will contribute scientists, researchers, and product developers to the Centre of Excellence which will be governed and supervised by a steering committee consisting of an equal number of senior members from each of BAT and Organigram. Both partners share a commitment to continue to maintain the highest regulatory and ethical standards. Furthermore, as part of the transaction, BAT and Organigram will grant each other a licence to certain intellectual property to enable the development of new and potentially disruptive, novel products. Both parties will have the ability to independently commercialise any products developed as a result of the collaboration under their own brands.

On 6 April 2021, Organigram acquired all of the issued and outstanding shares of The Edibles & Infusions Corporation (EIC) for consideration of CAD$22 million, payable in shares, with a potential additional CAD$13 million in shares payable upon the EIC business achieving certain earnout milestones. The impact on the Group’s stake in Organigram was not material.

The transactions and results of these changes are immaterial to the Group and organic measures, excluding the results of these acquisitions, are not presented.

2.	B.A.T. Pars Company - IRAN

On 25 June 2021, the Group agreed to dispose of its Iranian subsidiary, B.A.T. Pars Company PJSC (BAT Pars) to DTM ME FZE LLC. Consideration is subject to the completion accounts process, with payment deferred until September 2022. It is expected that the agreement will be completed by the end of 2021. The transaction is subject to the approval by State Centre of Tobacco Planning and Supervision of the Ministry of Industry of Iran.

In accordance with IFRS, BAT Pars has been classified as held-for-sale at 30 June 2021 and presented as such on the balance sheet. An impairment charge and associated costs of £71 million has been recognised in the income statement and has been treated as a non-cash, adjusting item. On completion of the transaction, certain other items (including an estimated £270 million in respect of foreign exchange previously recognised in the Statement of Other Comprehensive Income) will be reclassified to the income statement in the period in which completion occurs. The financial impact of these items will also be treated as non-cash, adjusting items.

On a full year basis, in 2020, in respect of Iran, the Group reported 11.4 billion sticks, revenue of approximately £170 million and adjusted profit from operations of approximately £60 million (at 2020 rates of exchange).

OTHER INFORMATION

UK PENSION FUND – BUY-IN

On 19 May 2021, the Trustee of the British American Tobacco UK Pension Fund (UK Fund) entered into an agreement with Pension Insurance Corporation plc (“PIC”) to acquire a second insurance policy that matches a specific part of the UK Fund’s future cash flow arising from the accrued pension liabilities of pensioners and deferred members, following the first agreement entered into in May 2019. Such an arrangement is commonly termed as a “Buy-In”.

The Buy-In transaction involved the transfer of £383 million of assets held by the UK Fund to PIC and, as such, has no cash effect to the Group. On an IAS 19 basis, the fair value of the insurance policy will match the present value of the liabilities being insured and a loss of £117 million has been recognised through the statement of other comprehensive income on the revaluation of the insurance asset with no impact to the income statement.

As disclosed in the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2020, the UK Fund closed to future accrual with effect from 1 July 2020. The Trustee and the Group agreed a new Schedule of Contributions with an effective date of 5 October 2020 such that the Group would pay £12 million per annum from July 2021 until July 2023. This schedule was subsequently replaced with a new schedule with an effective date of 30 March 2021 such that the Group will effectively make no contributions in 2021, but will pay £18 million in July 2022 and £18 million in July 2023 as contributions towards de-risking of the UK Fund’s assets and securing members’ benefits. The funding commitment is therefore not considered onerous, and in accordance with IFRIC 14 no additional liabilities or surplus restrictions have been recognised in respect of these commitments.

CHANGES TO THE MAIN BOARD

As previously announced, Luc Jobin succeeded Richard Burrows as Chairman of British American Tobacco p.l.c. on 28 April 2021. Also as previously announced in 2021, Jerry Fowden resigned from the Board as a Non-Executive Director with effect from 1 April 2021.

GOING CONCERN

A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, as well as risks associated with the business, are set out in the Strategic Report and in the notes to the financial statements, all of which are included in the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2020, and available on the Group’s website, www.bat.com. This Half-Year Report provides updated information regarding the business activities, including cash flow, for the six months to 30 June 2021 and of the financial position and liquidity position at 30 June 2021.

The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least 12 months from the date of approval of this condensed consolidated financial information. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully through the ongoing uncertainty and risks associated with COVID-19 and its impact on the current financial conditions and the general outlook in the global economy.

After reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this condensed consolidated financial information and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

OTHER INFORMATION

EXTERNAL RECOGNITION IN RESPECT OF SUSTAINABILITY

The Group continues to be recognised for its ESG performance, building on the numerous ESG-related awards BAT has won in the past:

Year	Award/rating	Environmental	Social	Governance
2021	S&P Global’s Sustainability Yearbook 2021: highest “Gold Class” distinction	✓	✓	✓
	Refinitiv: BAT ranked as the third highest ESG-rated FTSE 100 company	✓	✓	✓
	Financial Times Europe Climate Leader Ranking 2021	✓	✓
	Financial Times Diversity Leader Ranking 2021		✓
	Gartner Supply Chain 2021 Award: Top 20 ranking		✓
	Institutional Shareholder Services’ (ISS) Social Disclosures Quality Score: highest rating for best-in-class sustainability disclosure practices		✓
	Workforce Disclosure Initiative (WDI): ranked in the top 10% of responding companies		✓
	WDI Workforce Transparency Awards: special mentions in the 'COVID-19 transparency' and 'Workforce action' categories		✓
	Global Top Employer 2021		✓
	Undergraduate Employability Awards: top Medium-sized Undergraduate Scheme (UK)		✓
	Corporate Equality Index 2021: our businesses in the US and Mexico were ranked among the best places to work for LGBTQ equality		✓
	dotCOMM Awards: Platinum award for our Women in Science video		✓
2020	Dow Jones Sustainability Indices (DJSI): World Index & Industry leader	✓	✓	✓
	Corporate Responsibility Reporting Awards 2020: Winner in the ‘Openness and Honesty’ category	✓	✓	✓
	Disability Confident Committed employer under the UK Government’s accreditation scheme		✓
	MSCI: BBB rating	✓	✓	✓
	Vigeo Eiris: 47% score	✓	✓	✓
	Sustainalytics: 27.8 score	✓	✓	✓
	Corporate Reporting Awards (CRRA): Openness and Transparency			✓
	Carbon disclosure Project (CDP): Climate A and Water A-	✓
	S&P Global Sustainability Yearbook Award: highest “Gold Class” distinction	✓	✓	✓
	Sustainability, Environmental Achievement and Leadership (SEAL) Awards: top 50 companies	✓	✓	✓
	Global Top Employer		✓
	Financial Times Diversity Leader Ranking 2020		✓
	Gartner Supply Chain Award: top 25 ranking		✓
	Corporate Equality Index: best place to work for LGBTQ equality (Reynolds American Inc. and its operating companies)		✓
	Undergraduate Employability Awards: top Medium-sized Undergraduate Scheme (UK)		✓
	Product of the Year: Vype ePod best e-cigarette		✓
2019	DJSI: World Index & Industry leader	✓	✓	✓
	RobecoSAM Sustainability Award: Gold Class	✓	✓	✓
	MSCI: BBB rating	✓	✓	✓
	Vigeo Eiris: 42% score	✓	✓	✓
	CDP: Climate A and Water B	✓
	Global Child Forum benchmark: leader status		✓
	Global Top Employer		✓
	Workforce Disclosure Initiative (WDI): industry leader		✓
	International Women’s Day: best practice winner		✓
	Product of the Year: Vype ePod best e-cigarette		✓
2018	DJSI: World Index & Industry leader	✓	✓	✓
	RobecoSAM Sustainability Award: Gold Class	✓	✓	✓
	MSCI: A rating	✓	✓	✓
	CDP: Climate B and Water B-	✓
	Global Top Employer		✓
	WDI: industry leader		✓
	International Women’s Day: best practice winner		✓
	Fortune best workplaces: best in manufacturing and production (Reynolds American Inc. and its operating companies)		✓
	dotCOMM Awards: best ebook for Science & Technology Report			✓

OTHER INFORMATION

ENQUIRIES

INVESTOR RELATIONS:		PRESS OFFICE:
Mike Nightingale Victoria Buxton William Houston John Harney	+44 (0)20 7845 1180 +44 (0)20 7845 2012 +44 (0)20 7845 1138 +44 (0)20 7845 1263	Press Office	+44 (0)20 7845 2888

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INTERIM FINANCIAL STATEMENTS (UNAUDITED)

GROUP INCOME STATEMENT

	Six months ended 30 June		Year ended 31 December
	2021	2020	2020
	£m	£m	£m
Revenue [1]	12,175	12,271	25,776
Raw materials and consumables used	(2,195)	(2,182)	(4,583)
Changes in inventories of finished goods and work in progress	70	183	445
Employee benefit costs	(1,360)	(1,306)	(2,744)
Depreciation, amortisation and impairment costs	(473)	(533)	(1,450)
Other operating income	102	42	188
Loss on reclassification from amortised cost to fair value	(1)	(1)	(3)
Other operating expenses	(3,411)	(3,377)	(7,667)
Profit from operations	4,907	5,097	9,962
Net finance costs	(756)	(786)	(1,745)
Finance income	15	36	50
Finance costs	(771)	(822)	(1,795)
Share of post-tax results of associates and joint ventures	233	281	455
Profit before taxation	4,384	4,592	8,672
Taxation on ordinary activities	(1,055)	(1,054)	(2,108)
Profit for the period	3,329	3,538	6,564

Attributable to:
Owners of the parent	3,250	3,457	6,400
Non-controlling interests	79	81	164
	3,329	3,538	6,564

Earnings per share
Basic	142.1p	151.2p	280.0p
Diluted	141.6p	150.7p	278.9p

All of the activities during both years are in respect of continuing operations.

The accompanying notes on pages 32 to 49 form an integral part of this condensed consolidated financial information.

1 Revenue is net of duty, excise and other taxes of £18,553 million and £18,415 million for the six months ended 30 June 2021 and 2020 respectively, and £39,172 million for the year ended 31 December 2020.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

GROUP STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 30 June		Year ended 31 December
	2021	2020	2020
	£m	£m	£m
Profit for the period (page 25)	3,329	3,538	6,564
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	(802)	4,095	(2,997)
Differences on exchange	(786)	4,847	(2,597)
Cash flow hedges
– net fair value gains/(losses)	50	(267)	(257)
– reclassified and reported in profit for the period	4	48	90
Investments held at fair value
– net fair value gains	5	-	-
Net investment hedges
– net fair value gains/(losses)	111	(353)	(16)
– differences on exchange on borrowings	(121)	(230)	(163)
Associates – share of OCI, net of tax	(49)	-	(98)
Tax on items that may be reclassified	(16)	50	44

Items that will not be reclassified subsequently to profit or loss:	228	57	55
Retirement benefit schemes
– net actuarial gains	282	78	105
– surplus recognition	(1)	(6)	10
Associates – share of OCI, net of tax	4	(11)	(34)
Tax on items that will not be reclassified	(57)	(4)	(26)
Total other comprehensive (expense)/income for the period	(574)	4,152	(2,942)

Total comprehensive income for the period	2,755	7,690	3,622

Attributable to:
Owners of the parent	2,679	7,596	3,474
Non-controlling interests	76	94	148
	2,755	7,690	3,622

The accompanying notes on pages 32 to 49 form an integral part of this condensed consolidated financial information.

Interim Financial Statements (UNAUDITED)

GROUP STATEMENT OF CHANGES IN EQUITY

At 30 June 2021	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2021	614	26,618	(6,600)	42,041	62,673	282	62,955
Total comprehensive (expense)/income for the period comprising: (page 26)	-	-	(795)	3,474	2,679	76	2,755
Profit for the period (page 25)	-	-	-	3,250	3,250	79	3,329
Other comprehensive (expense)/income for the period (page 26)	-	-	(795)	224	(571)	(3)	(574)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	-	34	-	34	-	34
Employee share options
– value of employee services	-	-	-	32	32	-	32
– treasury shares used for share option schemes	-	4	-	(4)	-	-	-
Dividends and other appropriations
– ordinary shares	-	-	-	(2,443)	(2,443)	-	(2,443)
– to non-controlling interests	-	-	-	-	-	(81)	(81)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(82)	(82)	-	(82)
Other movements	-	-	-	4	4	-	4

Balance at 30 June 2021	614	26,622	(7,361)	43,022	62,897	277	63,174

At 30 June 2020	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2020	614	26,609	(3,555)	40,234	63,902	258	64,160
Total comprehensive income for the period comprising: (page 26)	-	-	4,071	3,525	7,596	94	7,690
Profit for the period (page 25)	-	-	-	3,457	3,457	81	3,538
Other comprehensive income for the period (page 26)	-	-	4,071	68	4,139	13	4,152
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	-	(26)	-	(26)	-	(26)
Employee share options
– value of employee services	-	-	-	34	34	-	34
– proceeds from new shares issued	-	1	-	-	1	-	1
– treasury shares used for share option schemes	-	7	-	(7)	-	-	-
Dividends and other appropriations
– ordinary shares	-	-	-	(2,347)	(2,347)	-	(2,347)
– to non-controlling interests	-	-	-	-	-	(80)	(80)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(17)	(17)	-	(17)
Other movements non-controlling interests	-	-	-	-	-	10	10

Balance at 30 June 2020	614	26,617	490	41,422	69,143	282	69,425

The accompanying notes on pages 32 to 49 form an integral part of this condensed consolidated financial information.

Interim Financial Statements (UNAUDITED)

GROUP STATEMENT OF CHANGES IN EQUITY - cont…

At 31 December 2020	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2020	614	26,609	(3,555)	40,234	63,902	258	64,160
Total comprehensive (expense)/income for the year comprising: (page 26)	-	-	(3,012)	6,486	3,474	148	3,622
Profit for the year (page 25)	-	-	-	6,400	6,400	164	6,564
Other comprehensive (expense)/income for the year (page 26)	-	-	(3,012)	86	(2,926)	(16)	(2,942)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	-	(33)	-	(33)	-	(33)
Employee share options
– value of employee services	-	-	-	88	88	-	88
– proceeds from new shares issued	-	2	-	-	2	-	2
– treasury shares used for share option schemes	-	7	-	(7)	-	-	-
Dividends and other appropriations
– ordinary shares	-	-	-	(4,747)	(4,747)	-	(4,747)
– to non-controlling interests	-	-	-	-	-	(141)	(141)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(17)	(17)	-	(17)
Other movements non-controlling interests	-	-	-		-	17	17
Other movements	-	-	-	4	4	-	4

Balance at 31 December 2020	614	26,618	(6,600)	42,041	62,673	282	62,955

The accompanying notes on pages 32 to 49 form an integral part of this condensed consolidated financial information.

Interim Financial Statements (UNAUDITED)

GROUP BALANCE SHEET

	At 30 June		At 31 December
	2021	2020	2020

	£m	£m	£m
Assets
Non-current assets
Intangible assets	113,827	126,764	115,343
Property, plant and equipment	4,866	5,444	5,060
Investments in associates and joint ventures	1,939	2,133	1,796
Retirement benefit assets	803	577	714
Deferred tax assets	622	419	534
Trade and other receivables	255	240	242
Investments held at fair value	37	28	22
Derivative financial instruments	295	504	367
Total non-current assets	122,644	136,109	124,078

Current assets
Inventories	6,408	6,796	5,998
Income tax receivable	146	108	79
Trade and other receivables	3,934	4,484	3,721
Investments held at fair value	336	183	242
Derivative financial instruments	419	210	430
Cash and cash equivalents	3,014	4,784	3,139
	14,257	16,565	13,609
Assets classified as held-for-sale	94	3	3
Total current assets	14,351	16,568	13,612

Total assets	136,995	152,677	137,690

The accompanying notes on pages 32 to 49 form an integral part of this condensed consolidated financial information.

Interim Financial Statements (UNAUDITED)

GROUP BALANCE SHEET - cont…

	At 30 June		At 31 December
	2021	2020	2020

	£m	£m	£m
Equity - capital and reserves
Share capital	614	614	614
Share premium, capital redemption and merger reserves	26,622	26,617	26,618
Other reserves	(7,361)	490	(6,600)
Retained earnings	43,022	41,422	42,041
Owners of the parent	62,897	69,143	62,673
Non-controlling interests	277	282	282
Total equity	63,174	69,425	62,955

Liabilities
Non-current liabilities
Borrowings	36,361	43,395	39,927
Retirement benefit liabilities	1,279	1,574	1,524
Deferred tax liabilities	16,245	18,104	16,314
Other provisions for liabilities	411	399	387
Trade and other payables	1,058	1,034	1,064
Derivative financial instruments	49	212	41
Total non-current liabilities	55,403	64,718	59,257

Current liabilities
Borrowings	8,649	7,066	4,041
Income tax payable	776	1,295	868
Other provisions for liabilities	372	365	598
Trade and other payables	8,504	9,535	9,693
Derivative financial instruments	97	273	278
Liabilities associated with asset classified as held-for-sale	20	-	-
Total current liabilities	18,418	18,534	15,478
Total equity and liabilities	136,995	152,677	137,690

The accompanying notes on pages 32 to 49 form an integral part of this condensed consolidated financial information.

Interim Financial Statements (UNAUDITED)

GROUP CASH FLOW STATEMENT

	Six months ended 30 June		Year ended 31 December
	2021	2020	2020
	£m	£m	£m
Cash flows from operating activities
Cash generated from operating activities (page 37)	3,317	4,034	11,567
Dividends received from associates	164	2	351
Tax paid	(1,227)	(552)	(2,132)
Net cash generated from operating activities	2,254	3,484	9,786

Cash flows from investing activities
Interest received	14	27	48
Purchases of property, plant and equipment	(129)	(106)	(511)
Proceeds on disposal of property, plant and equipment	19	13	44
Purchases of intangibles	(46)	(62)	(244)
Purchases of investments	(220)	(183)	(343)
Proceeds on disposals of investments	101	97	184
Investment in associates and acquisitions of other subsidiaries net of cash acquired	(130)	(3)	39
Net cash used in investing activities	(391)	(217)	(783)

Cash flows from financing activities
Interest paid	(753)	(841)	(1,737)
Interest element of lease liabilities	(11)	(14)	(26)
Capital element of lease liabilities	(72)	(76)	(164)
Proceeds from increases in and new borrowings	2,986	5,204	9,826
Outflows relating to derivative financial instruments	(171)	(2)	(283)
Purchases of own shares held in employee share ownership trusts	(82)	(17)	(18)
Reductions in and repayments of borrowings	(1,153)	(2,811)	(10,633)
Dividends paid to owners of the parent	(2,443)	(2,346)	(4,745)
Capital injection from non-controlling interests	-	10	17
Dividends paid to non-controlling interests	(81)	(70)	(136)
Other	-	1	2
Net cash used in financing activities	(1,780)	(962)	(7,897)
Net cash flows from operating, investing and financing activities	83	2,305	1,106
Transferred to held-for-sale	(100)	-	-
Differences on exchange	(173)	9	(253)
(Decrease)/increase in net cash and cash equivalents in the period	(190)	2,314	853
Net cash and cash equivalents at 1 January	2,888	2,035	2,035
Net cash and cash equivalents at period end	2,698	4,349	2,888

Cash and cash equivalents per balance sheet	3,014	4,784	3,139
Overdrafts and accrued interest	(316)	(435)	(251)
Net cash and cash equivalents at period end	2,698	4,349	2,888

The accompanying notes on pages 32 to 49 form an integral part of this condensed consolidated financial information. The net cash outflows relating to the adjusting items within profit from operations on pages 33 and 34, included in the above, are £322 million (30 June 2020: £411 million; 31 December 2020: £732 million).

Notes to the Unaudited Interim Financial Statements

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed consolidated financial information comprises the unaudited interim financial information for the six months to 30 June 2021. This condensed consolidated financial information has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules issued by the Financial Conduct Authority. The interim condensed consolidated financial information is unaudited.

This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 and should be read in conjunction with the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2020, including the audited financial statements for the year ended 31 December 2020, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union (EU) (‘IFRS as adopted by the EU’). The Group’s Annual Report and Form 20-F for the year ending 31 December 2021 will be prepared in accordance with IFRS as issued by the IASB and UK-adopted international accounting standards.

IFRS as adopted by the UK, IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented. The Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2020 represent the statutory accounts for that year and have been filed with the Registrar of Companies. The auditor’s report on those statements was unmodified and did not contain an emphasis of matter paragraph and did not contain any statement under Section 498 (2) or (3) of the Companies Act 2006.

These condensed consolidated financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments. They are prepared on a basis consistent with the IFRS accounting policies as set out in the Group’s Annual Report and Form 20-F for the year ended 31 December 2020. In addition, the investments in associates and joint ventures shown in the Group balance sheet include biological assets held by Organigram Holdings Inc., which was acquired by the Group on 11 March 2021. In accordance with IAS 41 Agriculture, the Group measures biological assets at fair value less costs to sell up to the point of harvest, at which point this becomes the basis for the cost of finished goods inventories after harvest with subsequent expenditures incurred on these being capitalised, where applicable, in accordance with IAS 2 Inventories. Unrealised fair value gains and losses arising during the growth of biological assets are recognised immediately in the income statement.

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial statements. The key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2020, apart from updating the assumptions used to determine the carrying value of liabilities for retirement benefit schemes. As described on page 35, the Group has reviewed the carrying value of the significant investments of goodwill and intangibles (due in part to the announcements in the US regarding potential menthol regulation, the impact of COVID-19 across the Group and ongoing challenging trading conditions in certain markets) and determined that no impairment is required. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the period in which the circumstances change.

As discussed on page 21, after reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this condensed consolidated financial information and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

Notes to the Unaudited Interim Financial Statements

ADJUSTING ITEMS

Adjusting items are significant items of income or expense in profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted profit from operations and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from profit from operations and diluted earnings per share.

ANALYSIS OF REVENUE AND PROFIT FROM OPERATIONS BY SEGMENT

Six months ended 30 June	2021					2020
	Reported			Exchange	Adjusted at CC2	Reported
Revenue	£m			£m	£m	£m
US	5,563			567	6,130	5,619
APME	2,055			205	2,260	2,137
AMSSA	1,796			153	1,949	1,749
ENA	2,761			168	2,929	2,766
Total Region	12,175			1,093	13,268	12,271
Six months ended 30 June	2021					2020
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
Profit from Operations	£m	£m	£m	£m	£m	£m	£m	£m
US	2,570	196	2,766	306	3,072	2,619	182	2,801
APME	769	99	868	47	915	865	25	890
AMSSA	694	15	709	42	751	669	52	721
ENA	874	18	892	29	921	944	12	956
Total Region	4,907	328	5,235	424	5,659	5,097	271	5,368

Notes to the analysis of revenue and profit from operations above:

(1)	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS

Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.

In summary, in the six months ended 30 June 2021, the Group incurred £328 million (30 June 2020: £271 million; 31 December 2020: £1,403 million) of adjusting items within profit from operations:

	Six months ended 30 June		Year ended 31 December
	2021	2020	2020
	£m	£m	£m
Restructuring and integration costs	83	69	408
Amortisation and impairment of trademarks and similar intangibles	151	171	339
Impairment of goodwill	-	11	209
Impairment and associated costs in respect of assets/liabilities held-for-sale	71	-	-
Credit in respect of an excise dispute in Russia	-	(15)	(40)
Charge in respect of MSA liabilities related to brands sold to a third party	-	-	400
Other adjusting items (largely other litigation including Engle)	23	35	87
Total adjusting items included in profit from operations	328	271	1,403

Notes to the Unaudited Interim Financial Statements

Adjusting items included in profit from operations cont…

(a) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. These initiatives include a review of the Group’s manufacturing operations, and the costs associated with Quantum. Quantum is the review of the Group’s organisational structure announced in 2019 to simplify the business and create a more efficient, agile and focused company. Quantum was expected to deliver at least £1 billion of annualised savings over a three-year period (to 2022). The charges include the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs of the Group’s initiatives are included in profit from operations under the following headings:

	Six months ended 30 June		Year ended 31 December
	2021	2020	2020
	£m	£m	£m
Employee benefit costs	68	34	91
Depreciation, amortisation and impairment costs	(4)	3	151
Other operating expenses	19	32	166
Total	83	69	408

The restructuring costs in the six months ended 30 June 2021 include the cost of employee packages in respect of Quantum and the ongoing costs associated with initiatives to improve the effectiveness and efficiency of the Group as a globally integrated organisation. The credit recognised in depreciation and impairment costs is due to a partial impairment reversal following the revision of factory rationalisation initiatives.

The restructuring costs in the six months ended 30 June 2020 include the costs of packages paid to employees in respect of Quantum and the ongoing costs of the previously announced factory rationalisation activities in Russia and APME. In the twelve months ended 31 December 2020, in addition to the activities described in relation to the first half of 2020, the Group incurred restructuring costs in relation to factory rationalisation activities in the Netherlands, Hungary and Indonesia.

(b) Amortisation and impairment of trademarks and similar intangibles

Acquisitions in previous years have resulted in the capitalisation of trademarks and similar intangibles including those which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £151 million (30 June 2020: £171 million; 31 December 2020: £339 million) is included in depreciation, amortisation and impairment costs in the income statement for the six months ended 30 June 2021.

(c) Other

In the six months ended 30 June 2021, the Group incurred £94 million (30 June 2020: £31 million; 31 December 2020: £656 million) of other adjusting items. In the first half of 2021, the Group has recognised a charge of £71 million, largely in relation to the impairment arising from the proposed sale of the Group’s operations in Iran, as described on page 20, as the assets and liabilities have been classified as held-for-sale at 30 June 2021.

The charge in 2020 included impairment of goodwill related to the Group’s acquisition of Twisp in South Africa (£11 million) and in the second half of 2020 a further £198 million of impairment of goodwill was recognised largely relating to Malaysia due to the ongoing challenging operating environment, including the continued level of illicit trade. These costs were partially offset by a credit of £40 million (of which £15 million was recognised in the first half of 2020) recognised in relation to the excise dispute in Russia for which a charge of £202 million was recognised, and disclosed, in 2019.

The charge for the first six months of 2021 also includes £23 million (30 June 2020: £35 million; 31 December 2020: £87 million) predominantly related to other litigation costs including Engle progeny.

In the second half of 2020, the Group recognised charges in respect of developments in cases regarding payment obligations under the state settlement agreements with Florida, Texas, Minnesota and Mississippi for brands previously sold to a third party. A total of £400 million was recognised following a decision in the Florida court (with respect to which the Group will continue to pursue indemnification remedies in a Delaware court) and following settlement discussions with other manufacturers and the states of Texas, Minnesota and Mississippi.

Notes to the Unaudited Interim Financial Statements

Adjusting items included in profit from operations cont…

(d) Ongoing impairment review of assets

The Group reviews and monitors the performance of its non-financial assets (including goodwill) in line with the requirements of IAS 36 Impairment of Assets. COVID-19 continues to impact the ability of a certain number of our cash generating units to return to normal operations and, where applicable, this was considered to be a trigger to review the carrying value of those assets. Specifically, in preparing the half year report for the six months ended 30 June 2021, the Group has assessed the Group’s operations in GTR due to the ongoing difficult trading conditions. In line with the assessment undertaken as part of the year-end 2020 exercise, management has applied a reasonable range of sensitivities and continues to assess that, despite a delayed return to normal operations, there was no indication of impairment. For GTR’s headroom to be reduced to nil, the forecast cash flows will have to reduce by 66% in each forecast year which is not considered to be a reasonably possible scenario as we continue to believe that the duty-free business will recover.

On 29 April 2021, in the US, the FDA reconfirmed its intention to issue a proposed product standard to ban menthol as a characterising flavour in cigarettes. Management notes that the FDA announcement does not itself constitute a ban on menthol in cigarettes, and any proposed regulation of menthol in cigarettes would need to be introduced through the established US comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. Management continues to believe that any ban, given the mechanisms and processes required to be followed in the US, is unlikely to be implemented within the next five years.

However, it is recognised that the April 2021 announcement constituted a trigger for management to undertake a more detailed impairment indicator review of goodwill related to Reynolds American and the value of the Newport and Camel trademarks.

As previously described in the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2020, the value-in-use calculations have been prepared on a five-year cash flow forecast which assumes long-term volume decline of cigarettes, offset by pricing. After this forecast, a growth rate into perpetuity has been applied. Pre-tax discount rates were used in the impairment testing, based upon the Group’s weighted average cost of capital, taking into account the cost of capital and borrowings, to which specific market-related premium adjustments were made. These adjustments are derived from external sources and are based on the spread between bonds (or credit default swaps, or similar indicators) issued by the US or comparable governments and by local government, adjusted for the Group’s own credit market risk. For ease of use and consistency of application, these results are periodically calibrated into bands based on internationally recognised credit ratings. The long-term growth rates and discount rates have been applied to forecast cash flows, determined by local management based upon experience, specific market and brand trends as well as pricing and cost expectations. A further adjustment of approximately 70 bps to the pre-tax discount rate was applied to the US cash generating unit to reflect ongoing risk related to potential future regulation, not otherwise reflected in the forecast cash flows. The below table illustrates the carrying values, the key assumptions used in the assessment and the variance in that assumption required before an impairment is required:

	Carrying value	Pre-tax discount rate		Perpetuity growth rate
	At 30 June 2021 (£m)	Assumed	Required to reach nil headroom	Assumed	Required to reach nil headroom

Reynolds American Goodwill	32,375	7.6%	8.3%	1.00%	0.4%
			+70 bps		-60 bps
Newport	28,941	9.1%	9.7%	0.75%	-1.5%
			+60 bps		-225 bps
Camel	12,241	8.7%	11.8%	0.85%	-4.7%
			+310 bps		-555 bps

In management’s view, the required movement to the discount rate and perpetuity growth rates required to trigger a material impairment were not deemed to be likely. Further, in making the assessment, management also considered a number of scenarios related to the potential impact to volume in the event of a ban. There was no scenario that management considered likely that would, at this time, result in a reduction to the value-in-use that would trigger an impairment.

Accordingly, after carefully analysing both the qualitative and quantitative considerations, management concluded that no impairment was required for either the Newport and Camel brands or the overall Reynolds American goodwill balance. As part of the standard year-end impairment process another detailed impairment review will be undertaken for all the cash generating units in line with IAS 36. This will include the entire Reynolds American portfolio (including Newport and Camel) to ensure the book values remain supportable.

Notes to the Unaudited Interim Financial Statements

ADJUSTING ITEMS INCLUDED IN NET FINANCE COSTS

In the six months ended 30 June 2021, the Group incurred adjusting items within net finance costs of £34 million (30 June 2020: £3 million; 31 December 2020: £153 million).

This includes, in the first half of 2021, the impairment of investments held at fair value (£24 million) as part of the proposed sale of the Group’s operations in Iran (as described on page 20). Also included is interest on adjusting tax payables of £10 million (30 June 2020: £3 million; 31 December 2020: £11 million), including interest of £10 million (30 June 2020: £12 million; 31 December 2020: £21 million) in relation to the FII GLO, as described on page 45. In addition, in 2020, the Group recognised a net credit of £10 million in respect of an excise dispute and in respect of withholding tax in Russia.

In the second half of 2020, the Group also incurred net finance costs of £142 million (being interest costs of £157 million partly offset by fair value gains of £15 million) in relation to the early redemption and repurchase of bonds. This was in respect of a tender offer in October 2020 of £2,653 million, followed by a “make-whole” redemption of £462 million in November 2020, in respect of certain bonds and was treated as an adjusting item.

All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 40.

ADJUSTING ITEMS INCLUDED IN SHARE OF POST-TAX RESULTS OF ASSOCIATES AND JOINT VENTURES

The Group’s interest in ITC decreased from 29.42% to 29.41% as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £8 million (30 June 2020: £19 million; 31 December 2020: £17 million), which is treated as a deemed partial disposal and included in the income statement. Also, in the six months to 30 June 2021, the Group incurred a £1 million charge in relation to the amortisation of acquired intangibles associated with the acquisition of Organigram in March 2021, as described on page 20.

In 2020, ITC recognised a charge in respect of the cost of leaf tobacco stocks destroyed in a third-party warehouse fire, the Group’s share of which was £4 million.

The share of post-tax results of associates and joint ventures is after the adjusting items noted above, which are excluded from the calculation of adjusted earnings per share as set out on page 40.

ADJUSTING ITEMS INCLUDED IN TAXATION

The Group’s tax rate is affected by the adjusting items referred to below and by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results.

In the six months to 30 June 2021, adjusting tax items included a net credit of £4 million (30 June 2020: £26 million; 31 December 2020: £35 million) relating to the impact of tax rate changes on deferred tax balances.

Adjusting tax items also includes £60 million for the six months to 30 June 2021 (30 June 2020: £67 million; 31 December 2020: £287 million) in respect of the taxation on adjusting items, which are described on pages 33 to 36.

As the above items are not reflective of the ongoing business, they have been recognised as adjusting items within taxation. Refer to page 45 for the FII GLO update. All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 40.

Notes to the Unaudited Interim Financial Statements

CASH FLOW

Net cash generated from operating activities

Net cash generated from operating activities in the IFRS cash flows on page 31 includes the following items:

	Six months ended 30 June		Year ended 31 December
	2021	2020	2020
	£m	£m	£m

Profit from operations	4,907	5,097	9,962
Depreciation, amortisation and impairment	473	533	1,450
Increase in inventories	(600)	(574)	(144)
(Increase)/decrease in trade and other receivables	(325)	(368)	300
(Decrease)/increase in provision for MSA	(670)	(386)	369
Decrease in trade and other payables	(314)	(4)	(320)
Decrease in net retirement benefit liabilities	(41)	(26)	(96)
Decrease in other provisions	(193)	(245)	-
Other non-cash items	80	7	46
Cash generated from operating activities	3,317	4,034	11,567
Dividends received from associates	164	2	351
Tax paid	(1,227)	(552)	(2,132)
Net cash generated from operating activities	2,254	3,484	9,786

Net cash generated from operating activities declined by 35.3% to £2,254 million (30 June 2020: £3,484 million), partly due to

•	the deferral of excise and corporate tax payments from the first half to the second half of 2020 in the US (£1,233 million);
•	MSA related outflows (£397 million) due to timing and one-off litigation settlements made in the first half of 2021; and
•	an increase in tax paid in Canada (due to the timing of payments).

These were partly offset by an increase in dividends received from associates to £164 million (30 June 2020: £2 million) following the payment of an interim dividend by the Group’s Indian associate, ITC. Net cash generated from operating activities was also impacted by the translational foreign exchange headwind of around 8% due to the relative strength of sterling versus the Group’s operating currencies (particularly US dollar).

Expenditure on research and development was approximately £142 million in the six months ended 30 June 2021 (30 June 2020: £137 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Net cash used in investing activities

Net cash used in investing activities in the six months ended 30 June 2021 was higher than the same period in 2020 at £391 million (30 June 2020: £217 million) largely due to the investment in OGI (as described on page 20) and a net outflow from short-term investment products, including treasury bills. Purchases of property, plant, equipment and intangibles totalled £175 million in the six months ended 30 June 2021 (30 June 2020: £168 million), which includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems).

Net cash used in financing activities

Net cash used in financing activities was an outflow of £1,780 million in the first six months of 2021 (30 June 2020: £962 million outflow). The 2021 outflow was mainly due to the payment of the dividend £2,443 million (30 June 2020: £2,346 million), an increase on prior year due to the higher dividend per share. The higher cash outflow from financing activities in the period, compared to the same period in 2020, was largely due to the prior period including the net inflow from new borrowings in the period in response to the COVID-19 pandemic. In the six months ended 30 June 2021 the net inflow from borrowings was £1,833 million compared to £2,393 million in the same period of 2020.

Notes to the Unaudited Interim Financial Statements

LIQUIDITY

The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance and Transformation Director and Treasury function. The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling 12-month period. As at 30 June 2021, the average centrally managed debt maturity of bonds was 9.7 years (30 June 2020: 8.9 years; 31 December 2020: 9.9 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 16.8% (30 June 2020: 17.4%: 31 December 2020: 16.4%).

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (stable outlook), respectively, with a medium-term target of Baa1/BBB+. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to continue to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 30 June 2021, the relevant ratios of floating* to fixed rate borrowings were 15:85 (30 June 2020: 12:88, 31 December 2020: 7:93) on a net basis.

Available facilities

It is Group policy that short-term sources of funds (including drawings under both the US$4 billion US commercial paper programme and £3 billion euro commercial paper programme) are backed by undrawn committed lines of credit and cash. As at 30 June 2021, there was £1,653 million of commercial paper outstanding (30 June 2020: £224 million drawn; 31 December 2020: undrawn).

In February 2021, the Group exercised the one-year extension options on both tranches of the £6.0 billion revolving credit facility. The £3.0 billion 364-day tranche was reduced to £2.85 billion and extended to March 2022. The £3.0 billion five-year tranche remains available until March 2025 after which it will reduce to £2.85 billion until March 2026. This facility was undrawn at 30 June 2021.

In March 2021, the Group extended short term bilateral facilities totalling £2.5 billion for one year. As at 30 June 2021, £900 million was drawn on a short-term basis.

Issuance and repayment of bonds in the period

•	In February 2021, the Group repaid a €650 million bond at maturity; and
•	In June 2021, the Group repaid £500 million of the £1,929 million term loan that has a maturity date in January 2022.

Subsequent to the balance sheet date, in July 2021, the Group repaid a £500 million bond at maturity.

* In relation to the Group’s floating rate borrowings and hedge instruments, there is exposure to uncertainty associated with the LIBOR Reform. The Group believes that its contracts with interest rates based on LIBOR benchmarks adequately provide for alternate rates and calculations of interest in the event that the relevant LIBOR rate is unavailable. The Group believes that hedge relationships on derivatives will continue with the resulting ineffectiveness likely to be immaterial. Furthermore, the Group signed up to the ISDA 2020 IBOR Fallback Protocol as published by the International Swaps and Derivative Association Inc., ensuring that appropriate fallback rates can apply in relation to derivatives that are impacted by LIBOR cessation.

Notes to the Unaudited Interim Financial Statements

FAIR VALUE MEASUREMENTS AND VALUATION PROCESSES

The Group held certain financial instruments at fair value at 30 June 2021. The definitions and valuation techniques employed for these as at 30 June 2021 are consistent with those used at 31 December 2020 and disclosed in Note 22 on pages 212 to 217 of the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2020:

•	Level 1 financial instruments are traded in an active market and fair value is based on quoted prices at the period end.
•

Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

•

The fair values of level 3 financial instruments have been determined using a valuation technique where at least one input (which could have a significant effect on the instrument's valuation) is not based on observable market data. The Group’s level 3 financial instruments primarily consist of an equity investment in an unquoted entity, interest free loans and other treasury products which are valued using the discounted cash flows of estimated future cash flows.

While the carrying values of assets and liabilities at fair value have changed since 31 December 2020, the Group does not consider the movements in value to be significant, and the categorisation of these assets and liabilities in accordance with the disclosure requirements of IFRS 7 has not materially changed. The values of level 1 assets and level 3 assets are not material to the Group and were £299 million and £74 million, respectively, at 30 June 2021 (30 June 2020: £56 million and £155 million respectively and 31 December 2020: £171 million and £93 million, respectively).

Level 2 assets and liabilities are shown below.

	At 30 June		At 31 December
	2021	2020	2020
	£m	£m	£m
Assets at fair value
Derivatives relating to
– interest rate swaps	50	65	65
– cross-currency swaps	326	466	444
– forward foreign currency contracts	338	183	288
Assets at fair value	714	714	797
Liabilities at fair value
Derivatives relating to
– interest rate swaps	34	52	53
– cross-currency swaps	9	156	-
– forward foreign currency contracts	103	277	266
Liabilities at fair value	146	485	319

Borrowings are carried at amortised cost. The fair value of borrowings is estimated to be £46,607 million (30 June 2020: £52,544 million; 31 December 2020: £47,029 million). The value of other assets and liabilities held at amortised cost are not materially different from their fair values.

RELATED PARTY DISCLOSURES

The Group’s related party transactions and relationships for 2020 were disclosed on pages 222 and 223 of the Group’s Annual Report and Form 20-F for the year ended 31 December 2020. Apart from the investment in and collaboration with Organigram, explained on page 20, there were no material changes in related parties or related party transactions in the six months ended 30 June 2021.

Notes to the Unaudited Interim Financial Statements

EARNINGS PER SHARE

Basic earnings per share were down 6.0% at 142.1p (30 June 2020: 151.2p) as the growth in operational performance was more than offset by a higher effective tax rate,  lower share of associates, charges in respect of the proposed sale of the Group’s operations in Iran and the translational foreign exchange headwind due to the relative strength of sterling particularly against the US dollar. Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share fell 2.3% to 154.2p (30 June 2020: 157.8p). Excluding the impact of translational foreign exchange, adjusted diluted earnings per share were 6.1% higher at 167.5p, at constant rates of exchange. For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share, at constant rates, see page 57.

	Six months ended 30 June		Year ended 31 December
	2021	2020	2020
	pence	pence	pence
Earnings per share
- basic	142.1	151.2	280.0
- diluted	141.6	150.7	278.9
Adjusted earnings per share
- basic	154.8	158.3	333.0
- diluted	154.2	157.8	331.7
Headline earnings per share
- basic	144.7	151.9	295.5
- diluted	144.2	151.4	294.4

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 33 to 36):

	Six months ended 30 June		Year ended 31 December
	2021	2020	2020
	pence	pence	pence

Diluted earnings per share	141.6	150.7	278.9
Effect of restructuring and integration costs	3.1	2.1	14.9
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	4.8	6.4	20.5
Effect of the Russian excise dispute	-	-	(1.1)
Effect of retrospective guidance on overseas withholding tax	-	-	(1.8)
Effect of other adjusting items	3.5	(0.7)	16.7
Effect of associates’ adjusting items	(0.3)	(0.7)	(0.6)
Effect of other adjusting items in net finance costs	1.4	-	5.1
Effect of adjusting items in respect of deferred taxation	0.1	-	(0.9)
Adjusted diluted earnings per share	154.2	157.8	331.7

Notes to the Unaudited Interim Financial Statements

Earnings per share cont…

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements.  It is calculated in accordance with Circular 1/2021 ‘Headline Earnings’ as issued by the South African Institute of Chartered Accountants.

Diluted headline earnings per share are calculated by taking the following adjustments into account:

	Six months ended 30 June		Year ended 31 December
	2021	2020	2020
	pence	pence	pence

Diluted earnings per share	141.6	150.7	278.9
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets (net of tax)	3.2	1.7	17.0
Effect of losses on disposal of property, plant and equipment, held-for-sale assets, partial/full implementation of IFRS 16 Leases and sale and leaseback (net of tax)	(0.3)	(0.2)	(0.8)
Issue of shares and changes in shareholding of associates	(0.3)	(0.8)	(0.7)
Diluted headline earnings per share	144.2	151.4	294.4

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

	Six months ended 30 June		Year ended 31 December
	2021	2020	2020
	£m	£m	£m

Earnings	3,250	3,457	6,400
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets (net of tax)	75	41	391
Effect of losses on disposal of property, plant and equipment, held-for-sale assets, partial/full implementation of IFRS 16 Leases and sale and leaseback (net of tax)	(7)	(6)	(18)
Issue of shares and changes in shareholding of associates	(8)	(19)	(17)
Headline earnings	3,310	3,473	6,756

The earnings per share are based on:

	Six months ended 30 June				Year ended 31 December
	2021		2020		2020
	Earnings	Shares	Earnings	Shares	Earnings	Shares
	£m	m	£m	m	£m	m
Earnings per share
- basic	3,250	2,287	3,457	2,286	6,400	2,286
- diluted	3,250	2,296	3,457	2,294	6,400	2,295
Adjusted earnings per share
- basic	3,540	2,287	3,619	2,286	7,613	2,286
- diluted	3,540	2,296	3,619	2,294	7,613	2,295
Headline earnings per share
- basic	3,310	2,287	3,473	2,286	6,756	2,286
- diluted	3,310	2,296	3,473	2,294	6,756	2,295

Notes to the Unaudited Interim Financial Statements

CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. These are described below and further described in Note 27 to the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2020, pages 224 to 248. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

Taxes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, overseas withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that are in or may proceed to litigation in a number of countries including Brazil and the Netherlands.

In Turkey, British American Tobacco Tutun Mamulleri Sanayi ve Ticaret Anonim Sirketi (BAT Tutun) has been subject to tax audits on inventory movements for the years 2015, 2016 and 2019. In November 2020, BAT Tutun received a tax assessment amounting to £84 million for the years 2015 and 2016. The Group has not, at the date of this report, received a tax assessment in relation to 2019. Management is engaging with the tax authorities comprising principal, penalty and interest for the years on the matter but believes that the tax claims are unfounded.

In Bangladesh, on 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh reversed the decision of the High Court against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £153 million. On 3 February 2020, the certified Court Order was received. The Government filed a Review Petition on 25 March 2020 in the Appellate Division of the Supreme Court of Bangladesh against the judgment. The matter is yet to be taken up for hearing.

British American Tobacco Egypt LLC is subject to two ongoing civil cases concerning the imposition of sales tax on low-price category brands brought by the Egyptian tax authority for £121 million. Management believes that the tax claims are unfounded and has appealed the tax claims. These cases are under review by the Council of State. During hearings in August 2020, the courts decided, in both cases, to transfer the files to court appointed experts. One case has been referred to a court-appointed expert with no hearing date set yet and in the other case, the expert has concluded his report and filed it with the court. In May 2021, a judgment was issued. However the court has not yet recorded the judgment in the official records. The Group is following up with the court on the judgment.

The Group is also appealing the ruling in respect of central and local excise taxes and penalties in South Korea.

Notes to the Unaudited Interim Financial Statements

Contingent liabilities and financial commitments cont…

Group litigation

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, avenues of appeal will be pursued as necessary. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.

Canada

In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases were commenced in ten provinces. Damages sought have not yet been quantified by all ten provinces; however, in respect of five provinces, the damages quantified in each of the provinces range between CAD$10 billion (approximately £5.8 billion) and CAD$118 billion (approximately £69 billion), and the province of Ontario delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £163 billion) and CAD$630 billion (approximately £368 billion) in 2016/2017 dollars. Ontario has amended its Statement of Claim to claim damages of CAD$330 billion (approximately £193 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional CAD$9.4 - CAD$10.9 billion in damages (approximately £5.5 billion - £6.4 billion) in respect of environmental tobacco smoke. No trial date has been set. In respect of New Brunswick, on 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision requiring the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 would have been delayed. No new trial date has been set.

In addition to the actions commenced by the provincial governments, there are numerous class actions outstanding against Group companies. As set out below, all of these actions are currently subject to stays of proceedings. On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec class actions. ITCAN’s share of the judgment is approximately CAD$ 9.2 billion. As a result of this judgment, the then immediate attempts by the Quebec plaintiffs to obtain payment out of the CAD$758 million on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for protection under the CCAA on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including the RJR Group Companies) until 4 April 2019, and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019, ITCAN filed for protection under the CCAA. In its application, ITCAN asked the Ontario Superior Court to stay all pending or contemplated litigation against ITCAN, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation (the “stays”). The stays are currently in place until 30 September 2021. While the stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.

US - Engle

As at 30 June 2021, the Group’s subsidiaries, R. J. Reynolds Tobacco Company (RJRT), Lorillard Tobacco Company (Lorillard) and Brown & Williamson Holdings, Inc., had collectively been served in 1,274 pending Engle progeny cases filed on behalf of approximately 1,573 individual plaintiffs. Many of these are in active discovery or nearing trial.

In the first half of 2021, RJRT or Lorillard paid judgments in three Engle progeny cases. Those payments totalled US$0.8 million (approximately £0.6 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest. In addition, since 1 January 2019 through to 30 June 2021, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard for US$51.6 million (approximately £37 million) in compensatory damages and US$152 million (approximately £110 million) in punitive damages. A significant majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million (approximately £144 million) bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, the Group companies will likely be required to bond and pay additional judgments as the litigation proceeds.

Notes to the Unaudited Interim Financial Statements

Contingent liabilities and financial commitments cont…

Fox River

In January 2017, NCR and Appvion entered into a Consent Decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by the District Court of Wisconsin in August 2017.  The US Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (“PRPs”) against NCR were dismissed. On 4 January 2019, the US Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree settling the allocation of costs on the Fox River. This Consent Decree was approved by the District Court in the Eastern District of Wisconsin on 14 March 2019, and concludes all existing litigation on the Fox River clean-up. Considering these developments, the provision has been reviewed. No adjustment has been proposed, other than as related to the payments in the period of £2 million, with the provision standing at £68 million at 30 June 2021 (30 June 2020: £70 million; 31 December 2020: £70 million) after disbursements.

In July 2016, the High Court ruled in favour of a Group subsidiary, BTI 2014 LLC (BTI), stating that a dividend of €135 million (approximately £123 million) paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of BTI and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in BTI’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million (approximately £134 million), related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal was heard in June 2018. Judgment was given on 6 February 2019 and the Court of Appeal upheld the High Court’s findings against Sequana. The Court of Appeal refused applications made by both parties for a further appeal to the U.K. Supreme Court. Both parties applied directly to the U.K. Supreme Court for permission to appeal in March 2019. On 31 July 2019, BTI was granted permission to appeal to the Supreme Court. On the same day, the Supreme Court refused Sequana permission to appeal. The hearing of BTI’s appeal was listed to take place on 25 and 26 March 2020 but was adjourned because of the COVID-19 pandemic. The hearing of BTI’s appeal took place before the Supreme Court on 4 and 5 May 2021 and the judgment is awaited. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.

Investigations

From time-to-time, the Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct against Group companies. The Group co-operates with the authorities’ investigations, where appropriate, including with the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions.

The potential for fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not possible to identify the timescale in which these matters might be resolved.

Summary

With regard to all these matters, with the exception of Fox River, Quebec and certain Engle progeny cases, the Group does not consider it appropriate to make any provision or charge in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group.

Full details of the litigation against Group companies and tax disputes as at 31 December 2021 will be included in the Group’s Annual Report and Form 20-F for the year ending 31 December 2021. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments in 2021 that would impact the financial position of the Group.

Notes to the Unaudited Interim Financial Statements

FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (“HMRC”) in the FII GLO. There are 23 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. The Supreme Court heard appeals in two separate trials during 2020. The judgment in the first hearing was handed down in November 2020 and concerned the time limit for bringing claims. The Supreme Court remitted that matter to the High Court to determine whether the claim is within time on the facts. The judgment from the second hearing was handed down in July 2021 and concerned the appropriate methodology to compute the claim. Applying that judgment reduces the value of the FII claim to approximately £0.3 billion, mainly as the result of the application of simple interest, which is subject to the determination of the timing issue by the High Court and any subsequent appeal.

During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments, less a deduction (withheld by HMRC) of £0.3 billion. The payments made by HMRC have been made without any admission of liability and are subject to refund, were HMRC to succeed on appeal. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period in respect of the receipt (being net £0.9 billion) and is held as deferred income. Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £10 million for the six months ended 30 June 2021 (30 June 2020: £12 million; 31 December 2020: £21 million) accruing on the balance, which was also treated as an adjusting item. Further information on FII GLO is described in Note 6 to the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2020, page 174.

Notes to the Unaudited Interim Financial Statements

SUMMARISED FINANCIAL INFORMATION

The following summarised financial information is required by the rules of the Securities and Exchange Commission and has been prepared in accordance with Section 3-10 of Regulation S-X in respect of the guarantees of:

The financial information relates to the guarantees of:

•

US$12.35 billion of outstanding bonds issued by B.A.T Capital Corporation (BATCAP) in connection with the acquisition of Reynolds, including registered bonds issued in exchange for the initially issued bonds (the 2017 Bonds);

•

US$10.65 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities; and

•

US$1.50 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities.

As of July 28, 2020, all relevant Group entities suspended their reporting obligations with respect to the US$7.7 billion (30 June 2020: US$8.9 billion; 31 December 2020: US$7.7 billion) of RAI unsecured notes and US$40.9 million (30 June 2020 and 31 December 2020: US$40.9 million) of Lorillard unsecured notes. As such, no summarised financial information is provided with respect to these securities.

As described below, Reynolds American Inc. (Reynolds American/RAI) is a subsidiary guarantor of all outstanding series of BATCAP and BATIF bonds. Under the terms of the indentures governing such notes, any subsidiary guarantor (including Reynolds American) other than BATCAP or BATIF, as applicable, BATNF and BATHTN, will automatically and unconditionally be released from all obligations under its guarantee, and such guarantee shall thereupon terminate and be discharged and of no further force or effect, in the event that (1) its guarantee of all then outstanding notes issued under the Group’s EMTN Programme is released or (2) at substantially the same time its guarantee of the debt securities is terminated, such subsidiary guarantor is released from all obligations in respect of indebtedness for borrowed money for which such subsidiary guarantor is an obligor (as a guarantor or borrower). Under the EMTN Programme, Reynolds American’s guarantee is released if at any time the aggregate amount of indebtedness for borrowed money, subject to certain exceptions, for which Reynolds American is an obligor, does not exceed 10% of the outstanding long-term debt of BAT as reflected in the balance sheet included in BAT's most recent publicly released interim or annual consolidated financial statements.

Reynolds American’s guarantee may be released notwithstanding Reynolds American guaranteeing other indebtedness, provided Reynolds American’s guarantee of outstanding notes issued under the EMTN Programme is released. If Reynolds American’s guarantee is released, BAT is not required to replace such guarantee, and the debt securities will have the benefit of fewer subsidiary guarantees for the remaining maturity of the debt securities.

Note: The following summarised financial information reports the unconsolidated contribution of each applicable company to the Group’s consolidated results and not the separate financial statements for each applicable company as local financial statements are prepared in accordance with local legislative requirements and may differ from the financial information provided below. In particular, in respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/ or RAI and its subsidiaries (collectively, the Reynolds Group)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the Reynolds Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the Reynolds Group), it is provided as an explanation of the US business’s or RAI’s (and/or the Reynolds Group’s) primary US GAAP-based financial statements and information.

Notes to the Unaudited Interim Financial Statements

Summarised Financial Information cont…

The subsidiaries disclosed below are wholly-owned and the guarantees provided are full and unconditional, and joint and several:

a. British American Tobacco p.l.c. (as the parent guarantor), referred to as ‘BAT p.l.c.’ in the financials below;

b. B.A.T Capital Corporation (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATCAP’ in the financials below;

c. B.A.T. International Finance p.l.c. (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATIF’ in the financials below;

d. B.A.T. Netherlands Finance B.V. (as a subsidiary guarantor), referred to as ‘BATNF’ in the financials below;

e. Reynolds American Inc. (as a subsidiary guarantor), referred to as ‘RAI’ in the financials below; and

f. British American Tobacco Holdings (The Netherlands) B.V. (as a subsidiary guarantor of the 2017 Bonds only), referred to as ‘BATHTN’ in the financials below.

In accordance with Section 13-01 of Regulation S-X, information in respect of investments in subsidiaries that are not issuers or guarantors has been excluded from non-current assets as shown in the balance sheet table below. The “BATHTN” column in the summarised financial information is only applicable in the context of the 2017 Bonds. British American Tobacco Holdings (The Netherlands) B.V. (‘BATHTN’) is not an issuer nor a guarantor of any of the other securities referenced in this note. None of the issuers or other guarantors has material balances with or an investment in BATHTN. Investments in subsidiaries represent share capital acquired in relation to or issued by subsidiary undertakings.

Notes to the Unaudited Interim Financial Statements

Summarised Financial Information cont…

Six months ended 30 June 2021	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m

Income Statement
Revenue	-	-	-	-	-	-
(Loss)/profit from operations	(10)	(1)	(1)	-	4	-
Dividend income	-	-	-	-	2,255	-
Net finance income/(costs)	83	(16)	133	-	(208)	-
Profit/(loss) before taxation	73	(17)	132	-	2,051	-
Taxation on ordinary activities	-	13	(1)	-	43	-
Profit/(loss) for the period	73	(4)	131	-	2,094	-

Intercompany transactions - Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(10)	(1)	(1)	-	17	-
Transactions with non-issuer/non-guarantor subsidiaries net finance income	-	356	281	-	14	-
Dividend income from non-issuer/non-guarantor subsidiaries	-	-	-	-	2,255	-

Six months ended 30 June 2020	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Income Statement
Revenue	-	-	-	-	-	-
(Loss)/profit from operations	(19)	3	(1)	-	(3)	-
Dividend income	-	-	-	-	2,310	-
Net finance income/(costs)	49	425	96	-	(456)	-
Profit/(loss) before taxation	30	428	95	-	1,851	-
Taxation on ordinary activities	-	(98)	-	-	109	-
Profit/(loss) for the period	30	330	95	-	1,960	-

Intercompany transactions - Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(19)	3	(1)	-	8	-
Transactions with non-issuer/non-guarantor subsidiaries net finance income/(cost)	5	573	419	-	16	-
Dividend income from non-issuer/non-guarantor subsidiaries	-	-	-	-	2,310	-

Notes to the Unaudited Interim Financial Statements

Summarised Financial Information cont…

As at 30 June 2021	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m

Balance Sheet

Non-current assets	236	18,795	9,655	1,448	362	70

Current assets	4,707	2,419	30,953	18	997	20

Non-current liabilities	9	17,688	12,070	1,448	8,788	18

Non-current borrowings	-	17,677	11,975	1,448	8,724	-

Other non-current liabilities	9	11	95	-	64	18

Current liabilities	1,621	3,419	26,835	18	722	7

Current borrowings	1,579	3,389	26,454	18	199	3

Other current liabilities	42	30	381	-	523	4

Intercompany transactions - Balance Sheet

Amounts due from non-issuer/non-guarantor subsidiaries	4,671	15,570	38,172	-	1,322	20

Amounts due to non-issuer/non-guarantor subsidiaries	-	2,228	18,376	-	55	2

Investment in subsidiaries (that are not issuers or guarantors)	27,234	-	718	-	23,189	1,516

As at 31 December 2020	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Balance Sheet

Non-current assets	236	18,991	10,332	1,509	402	26

Current assets	7,070	3,404	30,601	22	268	15

Non-current liabilities	1,580	17,867	15,326	1,509	8,885	6

Non-current borrowings	1,571	17,867	15,243	1,509	8,823	-

Other non-current liabilities	9	-	83	-	62	6

Current liabilities	52	4,444	24,038	22	972	2

Current borrowings	9	4,329	23,478	22	200	1

Other current liabilities	43	115	560	-	772	1

Intercompany transactions - Balance Sheet

Amounts due from non-issuer/non-guarantor subsidiaries	7,031	16,088	38,761	-	620	15

Amounts due to non-issuer/non-guarantor subsidiaries	3	3,139	19,550	-	62	1

Investment in subsidiaries (that are not issuers or guarantors)	27,234	-	718	-	23,820	1,580

Other Information

DIVIDENDS

On 17 February 2021, the Company announced that the Board had declared an interim dividend of 215.6p per ordinary share of 25p, payable in four equal quarterly instalments of 53.9p per ordinary share in May 2021, August 2021, November 2021 and February 2022.

The May 2021 dividend was paid to shareholders on the UK main register and South Africa branch register on 12 May 2021 and to holders of American Depositary Shares (ADSs) on 17 May 2021. The three remaining quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register, and to holders of ADSs, each on the applicable record dates set out under the heading ‘Key Dates’ below.

General dividend information

Under IFRS, the interim dividend is recognised in the period that it is paid. Therefore, the results for the six months ended 30 June 2021 reflect the fourth quarterly dividend from the declaration made on 27 February 2020 of 52.6p per ordinary share and the first quarterly dividend from the declaration made on 16 February 2021, of 53.9p per ordinary share as these were paid in February 2021 and May 2021, respectively.

	For the six months ended 30 June 2021
	Pence per share	US$ per ADS
Quarterly payment paid in February 2021	52.60	0.717832
Quarterly payment paid in May 2021	53.90	0.757618
	106.50	1.475450

Holders of ADSs

For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are set out below. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. A fee of US$0.005 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the BAT American Depositary Receipt (ADR) programme in respect of each quarterly dividend payment.

South Africa Branch Register

In accordance with the JSE Limited (JSE) listing requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information.

The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Other Information

Dividends cont…

Key dates

In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following salient dates for the quarterly dividends payments are applicable.  All dates are 2021, unless otherwise stated.

Event	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)	17 February
Publication of finalisation information (JSE)	29 June*	20 September	13 December
No removal requests permitted between the UK main register and the South Africa branch register	29 June– 9 July (inclusive)	20 September– 1 October (inclusive)	13 December– 24 December (inclusive)
Last Day to Trade (LDT) cum dividend (JSE)	6 July	28 September	21 December
Shares commence trading ex-dividend (JSE)	7 July	29 September	22 December
No transfers permitted between the UK main register and the South Africa branch register	7 July– 9 July (inclusive)	29 September – 1 October (inclusive)	22 December– 24 December (inclusive)
No shares may be dematerialised or rematerialised on the South Africa branch register	7 July– 9 July (inclusive)	29 September– 1 October (inclusive)	22 December– 24 December (inclusive)
Shares commence trading ex-dividend (LSE and NYSE)	8 July	30 September	23 December
Record date (JSE, LSE and NYSE)	9 July	1 October	24 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	29 July	21 October	19 January 2022
Payment date (LSE and JSE)	19 August	11 November	9 February 2022
ADS payment date (NYSE)	24 August	16 November	14 February 2022

Note:

(1)	The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.
(2)	*JSE finalisation information published on 29 June 2021 can be found on the British American Tobacco website www.bat.com.

Other Information

NON-FINANCIAL KPIs

Volume

Volume is defined as the number of units sold. Units may vary between categories. This can be summarised for the principal metrics as follows:

-	Factory made cigarettes (FMC) – sticks, regardless of weight or dimensions;
-

Roll-Your-Own / Make-Your-Own – kilos, converted to a stick equivalent based upon 0.8 grams (per stick equivalent) for Roll-Your-Own and between 0.5 and 0.7 grams (per stick equivalent) for Make-Your-Own;

-

Traditional oral – pouches (being 1:1 conversion to stick equivalent) and kilos, converted to a stick equivalent based upon 2.8 grams (per stick equivalent) for Moist Snuff, 2.0 grams (per stick equivalent) for Dry Snuff and 7.1 grams (per stick equivalent) for other oral;

-	Modern Oral – pouches, being 1:1 conversion to stick equivalent;
-	Tobacco Heat sticks – sticks, being 1:1 conversion to stick equivalent; and
-	Vapour – pods and 10 millilitre bottles. There is no conversion to a stick equivalent.

Volume is recognised in line with IFRS 15 Revenue from Contracts with Customers, based upon transfer of control. It is assumed that there is no material difference, in line with the Group’s recognition of revenue, between the transfer of control and shipment date.

Volume is used by management and investors to assess the relative performance of the Group and its brands within categories, given volume is a principal determinant of revenue.

Volume share

Volume share is the number of units bought by consumers of a specific brand or combination of brands, as a proportion of the total units bought by consumers in the industry, category or other sub-categorisation. Sub-categories include, but are not limited to, the total nicotine category, modern oral, vapour, traditional oral, total oral or cigarette. Except when referencing particular markets, volume share is based on our key markets (representing over 80% of the Group’s cigarette volume).

Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers including distributors / wholesalers.

Volume share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. The Group’s management believes that this measure is useful to investors to understand the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. This measure is also useful to understand the Group’s performance when seeking to grow scale within a market or category from which future financial returns can be realised. Volume share provides an indicator of the Group’s relative performance in unit terms versus competitors.

Volume share in each period compares the average volume share in the period with the average volume share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point in time.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, June 2021).

Value share

Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion.

Other Information

Non-Financial KPIs cont….

Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess value share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers (including distributors and wholesalers).

Value share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. The measure is particularly useful when the Group’s products and/or the relevant category in the market in which they are sold has developed or achieved scale from which value can be realised. The Group’s management believes that this measure is useful to investors to comprehend the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market.

Value share in each period compares the average value share in the period with the average value share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point of time.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, June 2021).

Price mix

Price mix is a term used by management and investors to explain the movement in revenue between periods. Revenue is affected by the volume (how many units are sold) and the value (how much is each unit sold for). Price mix is used to explain the value component of the sales as the Group sells each unit for a value (price) but may also achieve a movement in revenue due to the relative proportions of higher value volume sold compared to lower value volume sold (mix).

This term is used to explain the Group’s relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods) and volume (between periods). For instance, the growth in combustibles revenue (excluding translational foreign exchange movements) of 5.8% in the six months ended 30 June 2021, with an increase in combustibles volume of 1.5% in the six months ended 30 June 2021, leads to a price mix of 4.3% in the period. No assumptions underlie this metric as it utilises the Group’s own data.

Consumers of Non-Combustible products

The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar).  In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with adult consumer tracking (utilising studies conducted by third parties including Kantar). The number of consumers is adjusted for those identified (as part of the consumer tracking studies undertaken) as using more than one BAT Brand – referred to as “poly users”.

The number of consumers of Non-Combustible products is used by management to assess the number of consumers using the Group’s New Categories products as the increase in Non-Combustible products is a key pillar of the Group’s ESG ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

Other Information

NON-GAAP MEASURES

To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.

Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The principal non-GAAP measures which the Group uses are adjusted profit from operations and adjusted diluted earnings per share, which are before the impact of adjusting items and are reconciled from profit from operations and diluted earnings per share. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The adjusting items are used to calculate the non-GAAP measures of adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures, underlying tax rate and adjusted diluted earnings per share. The Group also supplements its presentation of revenue in accordance with IFRS by presenting the non-GAAP component breakdowns of revenues by product category (including revenue generated from Vapour, Tobacco Heating Products, Modern Oral, New Categories as a whole, Combustibles and Traditional Oral), including by geographic segment (including revenue generated in the United States, Europe and North Africa, Americas and Sub-Saharan Africa and Asia-Pacific and Middle East). The Group’s Management Board believes these measures, which are used internally, are useful to the users of the financial statements in helping them understand the underlying business performance of individual Group product categories, including by geographic segments.

The Management Board, as the chief operating decision maker, reviews a number of our IFRS and non-GAAP measures for the Group and its product categories and geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Other Information

Non-GAAP measures cont…

The Group also presents net debt, a non-GAAP measure, on page 16. The Group uses net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider this measure in isolation from, or as a substitute analysis for the Group’s measures of financial position as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE Limited (JSE) in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 1/2021 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants.  These are shown on page 41.

The Group also presents the underlying tax rate, a non-GAAP measure, on page 14. The Group uses the underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance. Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the Group’s headline effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s underlying tax rate as determined in accordance with IFRS.

Revenue at constant rates of exchange

Definition: Revenue before the impact of foreign exchange.

Six months ended 30 June	2021	2020
	£m	£m
Revenue	12,175	12,271
Impact of translational foreign exchange	1,093
Revenue re-translated at constant exchange rates	13,268

Revenue by Product Category, including New Categories, at constant rates of exchange

Definition: Revenue derived from each of the main product categories, including New Categories, before the impact of foreign exchange. This measure enables users of the financial statements to better compare the Group’s business performance across periods and with reference to the Group’s investment activity.

Six months ended 30 June	2021	Impact of exchange	2021 at 2020 CC	2020
	£m	£m	£m	£m
New Categories	883	59	942	628
Vapour	398	25	423	265
THP	359	35	394	286
Modern Oral	126	(1)	125	77
Traditional Oral	558	54	612	576
Non Combustibles	1,441	113	1,554	1,204
Combustibles	10,527	958	11,485	10,854
Other	207	22	229	213
Total Revenue	12,175	1,093	13,268	12,271

Other Information

Non-GAAP measures cont…

Adjusted profit from operations and adjusted operating margin

Definition: Profit from operations before the impact of adjusting items (described on pages 33 to 34) and adjusted profit from operations as a percentage of revenue.

Six months ended 30 June	2021	2020
	£m	£m
Profit from operations	4,907	5,097
Restructuring and integration costs	83	69
Amortisation and impairment of trademarks and similar intangibles	151	171
Impairment of goodwill	-	11
Credit in respect of an excise dispute in Russia	-	(15)
Impairment in respect of assets/liabilities held-for-sale	71	-
Other adjusting items (including Engle)	23	35
Adjusted profit from operations	5,235	5,368
Impact of translational foreign exchange	424
Adjusted profit from operations re-translated at constant exchange rates	5,659
Operating margin (Profit from operations as % of revenue)	40.3%	41.5%
Adjusted operating margin (Adjusted profit from operations as a % of revenue)	43.0%	43.7%

Adjusted net finance costs

Definition: Net finance costs before the impact of adjusting items (described on page 36).

Six months ended 30 June	2021	2020
	£m	£m
Finance costs	(771)	(822)
Finance income	15	36
Net finance costs	(756)	(786)
Less: Adjusting items in net finance costs	34	3
Net adjusted finance costs	(722)	(783)
Comprising:
Interest payable	(747)	(832)
Interest and dividend income	15	29
Fair value changes – derivatives	(210)	527
Exchange differences	220	(507)
Net adjusted finance costs	(722)	(783)
Impact of translational foreign exchange	(55)
Net adjusted finance costs (at constant rates of exchange)	(777)

Adjusted taxation

Definition: Taxation before the impact of adjusting items (described on page 36).

Six months ended 30 June	2021	2020
	£m	£m
UK
- current year tax	48	45
- adjustment in respect of prior periods	-	5
Overseas
- current year tax	1,066	1,083
- adjustment in respect of prior periods	7	15
Current tax	1,121	1,148
Deferred tax	(66)	(94)
Taxation on ordinary activities	1,055	1,054
Adjusting items	64	93
Net adjusted tax charge	1,119	1,147

Other Information

Non-GAAP measures cont…

Underlying tax rate

Definition: Tax rate incurred before the impact of adjusting items (described on page 33 to 36) and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

Six months ended 30 June	2021	2020
	£m	£m
Profit before taxation (PBT)	4,384	4,592
Less: Share of post-tax results of associates and joint ventures	(233)	(281)
Adjusting items within profit from operations	328	271
Adjusting items within finance costs	34	3
Adjusted PBT, excluding associates and joint ventures	4,513	4,585
Impact of translational foreign exchange	369
Adjusted PBT, excluding associates and joint ventures (at constant rates)	4,882

Taxation on ordinary activities	1,055	1,054
Adjusting items within taxation and taxation on adjusting items	64	93
Adjusted taxation	1,119	1,147
Impact of translational foreign exchange on adjusted taxation	76
Adjusted taxation (at constant rates)	1,195
Underlying tax rate	24.8%	25.0%
Underlying tax rate (constant rates)	24.5%	24.9%
Effective tax rate	24.1%	23.0%

Adjusted diluted earnings per share, at constant rates of exchange

Definition: Diluted earnings per share before the impact of adjusting items, presented in the prior year’s rate of exchange.

Six months ended 30 June	2021	2020
	pence	pence
Diluted earnings per share	141.6	150.7
Effect of restructuring and integration costs	3.1	2.1
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	4.8	6.4
Effect of other adjusting items	3.5	(0.7)
Effect of associates’ adjusting items	(0.3)	(0.7)
Effect of other adjusting items in net finance costs	1.4	-
Effect of adjusting items in respect of deferred taxation	0.1	-
Adjusted diluted earnings per share	154.2	157.8
Impact of translational foreign exchange	13.3
Adjusted diluted earnings per share, at constant exchange rates	167.5

Other Information

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Other Information

ADDITIONAL INFORMATION

British American Tobacco is one of the world's leading consumer products businesses, with brands sold in more than 200 markets. We have strategic combustible and THP brands – Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Neo, Newport, Camel (in the US) and Natural American Spirit (in the US) – and over 200 brands in our portfolio, including a growing portfolio of potentially reduced-risk, New Category products. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report.

PUBLICATION OF HALF-YEAR REPORT

This Half-Year Report is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations.  It may be viewed and downloaded from our website www.bat.com.

Copies of the announcement may also be obtained by contacting: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; or (4) Citibank Shareholder Services. Contact details are set out on page 62.

ANNUAL REPORT: Statutory Accounts

The information for the year ended 31 December 2020 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. A copy of the statutory accounts for the year 2020 has been delivered to the Registrar of Companies. The auditor’s report on the 2020 accounts was unmodified, did not draw attention to any matters by way of emphasis and did not contain statements under Section 498(2) or (3) of the Companies Act 2006.

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

December 2021	Pre-close Trading Update
Friday 11 February 2022	Preliminary Statement 2021

PROPOSED DATES FOR QUARTERLY DIVIDEND PAYMENTS FOR THE YEAR ENDING 31 DECEMBER 2021

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Last day to trade (JSE)	22 March 2022	5 July 2022	27 September 2022	20 December 2022
Ex-dividend date (JSE)	23 March 2022	6 July 2022	28 September 2022	21 December 2022
Ex-dividend date (LSE and NYSE)	24 March 2022	7 July 2022	29 September 2022	22 December 2022
Record date (JSE, LSE and NYSE)	25 March 2022	8 July 2022	30 September 2022	23 December 2022
Payment date (LSE and JSE)	4 May 2022	17 August 2022	10 November 2022	2 February 2023
ADS payment date (NYSE)	9 May 2022	22 August 2022	15 November 2022	6 February 2023

Notes:

(1) A complete timetable for the quarterly dividend payments for the year ending 31 December 2021 and the declared amount will be included in the Preliminary Results Announcement in February 2022.

(2) The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

Other Information

OTHER PRODUCTS

The Group reports volume as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units.

The conversion rates that are applied:

Unit

Factory Made Cigarettes (FMC)	1 stick
Cigars	1 cigar (regardless of size)
Pipe tobacco	0.8 grams
Roll-your-own	0.8 grams
Make-your-own
- Expanded tobacco	0.5 grams
- Optimised tobacco	0.7 grams
Tobacco Heat sticks	1 heat stick
Modern Oral	1 pouch
Traditional Oral
- Pouch	1 pouch
- Moist Snuff	2.8 grams
- Dry Snuff	2.0 grams
- Loose leaf, plug, twist	7.1 grams

Roll-your-own (RYO)

Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.

Make-your-own (MYO)

MYO expanded tobacco; also known as volume tobacco.

Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.

MYO non-expanded tobacco; also known as optimised tobacco.

Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

Other Information

FORWARD LOOKING STATEMENTS AND OTHER MATTERS

This announcement contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

In particular, these forward-looking statements include, among other statements, statements regarding the Group's future financial performance, planned product launches and future regulatory developments, as well as: (i) certain statements in the Chief Executive commentary (pages 1 to 2); (ii) certain statements in the Finance and Transformation Director’s Statement (page 2); (iii) certain statements in the Category Performance Review (pages 4 to 8); (iv) certain statements in the Regional Review section (pages 9 to 13); (v) certain statements in the Other Financial Information section (pages 14 to 17); (vi) certain statements in the Other Information section (pages 18 to 23); (vii) certain statements in the Notes to the Unaudited Interim Financial Statements section (pages 32 to 49), including the Liquidity and Contingent Liabilities and Financial Commitments sections; and (viii) certain statements in the Other Information section (pages 50 to 62), including the Non-GAAP Measures sections and under the heading “Dividends”.

These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates, including the projected future financial and operating impacts of the COVID-19 pandemic.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary statement”, "Group Principal Risks" and "Group Risk Factors" in the 2020 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT). Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission ("SEC"), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

No statement in this announcement is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

All financial statements and financial information provided by or with respect to the U.S. or Reynolds American Inc. (Reynolds American) are initially prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the U.S. / Reynolds American. This financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted for use in the UK (“IFRS”) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds American it is provided as an explanation of, or supplement to, Reynolds American’s primary U.S. GAAP based financial statements and information.

Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products including Velo, Grizzly, Kodiak, Camel Snus and Granit, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without Agency clearance.

Paul McCrory

Secretary

27 July 2021

Other Information

SHAREHOLDER INFORMATION

CORPORATE INFORMATION

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

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London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)

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Sponsor for the purpose of the JSE - UBS South Africa (Pty) Ltd

American Depositary Receipts (ADRs)

NYSE (Symbol: BTI; CUSIP Number: 110448107)

BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c.  Citibank, N.A. is the depositary bank for the sponsored ADR programme.

Citibank Shareholder Services

PO Box 43077, Providence, Rhode Island 02940-3077, USA

tel: +1 888 985 2055 (toll-free) or +1 781 575 4555

email enquiries: citibank@shareholders-online.com; website: www.citi.com/dr

Publications

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK

tel: +44 20 7511 7797; e-mail enquiries: bat@team365.co.uk or the Company’s Representative office in South Africa using the contact details shown below.

British American Tobacco p.l.c. - Registered office

Globe House, 4 Temple Place, London, WC2R 2PG, UK

tel: +44 20 7845 1000; facsimile: +44 20 7240 0555

British American Tobacco p.l.c. - Representative office in South Africa

Waterway House South

No 3 Dock Road, V&A Waterfront, Cape Town 8000 South Africa

PO Box 631, Cape Town 8000, South Africa

tel: +27 21 003 6712

GLOSSARY and DEFINITIONS

The following is a summary of the key terms used within this report:

Term	Definition
AMSSA	Americas (excluding US) and Sub-Saharan Africa. The key markets are: Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa
APME	Asia Pacific and Middle East. The key markets are: Australia, Bangladesh, Gulf Cooperation Council, Indonesia, Iran, Iraq, Japan, Malaysia, New Zealand, Pakistan, South Korea, Taiwan, Vietnam
British American Tobacco, BAT, Group, we, us and our

When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes business activity, this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be.

Cigarette

Factory made cigarettes (FMC) and products that have similar characteristics and are manufactured in the same manner, but due to specific features may not be recognised as cigarettes for regulatory, duty or similar reasons.

Combustibles	Cigarettes and OTP.
Constant Currency / Constant rates

Presentation of results in the prior year’s exchange rate, removing the potentially distorting effect of translational foreign exchange on the Group’s results. The Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.

Developed Markets	As defined by the World Economic Outlook as Advanced Economies and those within the European Union.
Emerging Markets	Those markets not defined as Developed Markets.
ENA

Europe and North Africa. The key markets are:

Algeria, Belgium, Czech Republic, Egypt, Denmark, France, Germany, Italy, Kazakhstan, Morocco, the Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, United Kingdom, Ukraine.

GTR	Global Travel Retail.
Key markets

The key markets are:

Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa, Australia, Bangladesh, Gulf Cooperation Council, Indonesia, Iran, Iraq, Japan, Malaysia, New Zealand, Pakistan, South Korea, Taiwan, Vietnam, Algeria, Belgium, Czech Republic, Denmark, Egypt, France, Germany, Italy, Kazakhstan, Morocco, the Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, United Kingdom, Ukraine and the United States.

Modern Oral	Includes EPOK, Lyft, Velo and other modern white snus.
New Categories	Includes Vapour, THP and Modern Oral.
Non-Combustibles	New Categories plus Traditional Oral.
OTP	Other Tobacco Products, including make-your-own, roll-your-own, Pipe and Cigarillos.
Project Quantum	Review of the Group’s operating model to drive increased agility and efficiency.
Reduced risk*

Based on the available science, products within “New Categories” and “Traditional Oral” have been shown to be reduced-risk; are likely to be reduced-risk; or may have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.

Strategic combustible and THP brands	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (US), Camel (US), glo and Neo.
Strategic Portfolio

Comprises strategic combustibles, strategic traditional oral and New Categories – and Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (US), Camel (US), Vype, Vuse, glo, Neo, Ten Motives,  Velo, EPOK, Lyft, Granit, Mocca, Grizzly, Camel Snus, Kodiak.

Top 5 / T5 vapour markets	Being the top 5 markets for industry vapour sales by revenue – US, Canada, UK, France and Germany. These markets represent an estimated 75% of Global industry vapour revenue (closed systems).
Top 5 / T5 modern oral markets

Being the top 5 markets for industry modern oral sales by revenue – US, Sweden, Norway, Denmark and Switzerland. These markets represent an estimated 90-95% of Global industry modern oral revenue. Germany has been removed from the priority market given the suspension in sales in 2021.

Top 9 / T9 THP markets

Being the top 9 markets for industry THP sales by revenue – Japan, South Korea, Russia, Italy, Romania, Germany, Ukraine, Poland and Czech Republic. These markets represent an estimated 90-95% of Global industry THP revenue.

THP	Tobacco heating products (i.e., the devices, which include glo and our hybrid products) or Tobacco heated products (i.e., the consumables used by Tobacco heating product devices).
Traditional Oral	Moist Snuff (Granit, Mocca, Grizzly, Kodiak) and other traditional snus products (including Camel Snus and Lundgrens).
US	United States of America (a key market).
Value share

Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion.

Volume share

Offtake volume share, as independently measured by retail audit agencies (including Nielsen and Marlin) and scanner sales to consumers, where possible or based on movements within the supply chain (such as sales to retailers) to generate an estimate of shipment share, based upon latest available data. Except when referencing particular markets, volume share is based on our key markets. The Group’s key markets represent over 80% of the Group’s cigarette volume.

Vapour	Rechargeable, battery-powered devices that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vype, Vuse, ViP and Ten Motives.

*Our vapour product Vuse (including Alto and Vibe), and oral products (including Grizzly, Camel Snus, Kodiak and Velo), which are only sold in the US, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Additional Information on Volume / Revenue by Category and by Region

Volume (unit)
Six months ended 30 June	US		APME		AMSSA		ENA		Group
	2021	%change	2021	%change	2021	%change	2021	%change	2021	%change
New Categories
Vapour	139	+97.3%	4	+125.7%	27	+75.8%	77	+32.8%	247	+69.5%
THP	-	-	4.0	+23.1%	-	-	4.4	+367.8%	8.4	+99.3%
Modern Oral	405	+450.4%	111	+502.5%	0	-100%	1,091	+77.2%	1,607	+124.1%
Traditional Oral	3.6	-3.1%	-	-	-	-	0.5	-3.2%	4.1	-3.1%
Total Non-Combustibles
Cigarettes	34.7	-4.4%	107.9	+8.2%	70.5	+3.5%	102.9	-3.2%	316.0	+1.8%
OTP	0.0	-3.1%	0.9	-8.6%	0.9	-7.0%	7.4	-6.4%	9.2	-6.6%
Total Combustibles	34.7	-4.3%	108.8	+8.0%	71.4	+3.3%	110.3	-3.4%	325.2	+1.5%
Memo: Cigarettes and THP	34.7	-4.4%	111.9	+8.6%	70.5	+3.5%	107.3	+0.0%	324.4	+3.1%

Revenue- at current rates (£m)
Six months ended 30 June	US		APME		AMSSA		ENA		Group
	2021	%change	2021	%change	2021	%change	2021	%change	2021	%change
New Categories	243	+40.8%	228	-9.2%	54	+74.2%	358	+105.1%	883	+40.4%
Vapour	235	+41.9%	9	+60.4%	54	+77.8%	100	+56.6%	398	+49.9%
THP	-	-	216	-11.7%	-	-	143	+240.9%	359	+25.3%
Modern Oral	8	+17.3%	3	+418.2%	0	-100%	115	+67.5%	126	+64.2%
Traditional Oral	537	-3.8%	-	-	-	-	21	+14.1%	558	-3.3%
Total Non-Combustibles	780	+6.7%	228	-9.2%	54	+74.2%	379	+96.6%	1,441	+19.5%
Total Combustibles	4,769	-1.9%	1,781	-3.1%	1,651	+0.3%	2,326	-7.3%	10,527	-3.0%
Other	14	-49.9%	46	-2.9%	91	+27.3%	56	-13.8%	207	-2.0%
Total	5,563	-1.0%	2,055	-3.8%	1,796	+2.7%	2,761	-0.2%	12,175	-0.8%
Of which:
Strategic	5,267	-0.4%	1,030	-8.4%	1,025	+9.8%	2,056	+3.1%	9,378	+0.4%
Non-strategic	296	-10.6%	1,025	+1.3%	771	-5.4%	705	-8.6%	2,797	-4.5%
	5,563	-1.0%	2,055	-3.8%	1,796	+2.7%	2,761	-0.2%	12,175	-0.8%

Revenue- at constant rates (£m)
Six months ended 30 June	US		APME		AMSSA		ENA		Group
	2021	%change	2021	%change	2021	%change	2021	%change	2021	%change
New Categories	267	+55.1%	248	-1.1%	54	+74.8%	373	+113.5%	942	+50.0%
Vapour	259	+56.3%	9	+58.9%	54	+78.4%	101	+57.8%	423	+59.3%
THP	-	-	236	-3.5%	-	-	158	+278.3%	394	+37.8%
Modern Oral	8	+29.3%	3	+457.6%	0	-100%	114	+64.9%	125	+63.2%
Traditional Oral	592	+6.0%	-	-	-	-	20	+9.2%	612	+6.1%
Total Non-Combustibles	859	+17.6%	248	-1.1%	54	+74.8%	393	+103.8%	1,554	+29.0%
Total Combustibles	5,255	+8.1%	1,961	+6.7%	1,790	+8.7%	2,479	-1.2%	11,485	+5.8%
Other	16	-44.8%	51	+5.1%	105	+46.8%	57	-11.1%	229	+7.9%
Total	6,130	+9.1%	2,260	+5.8%	1,949	+11.5%	2,929	+5.9%	13,268	+8.1%
Of which:
Strategic	5,804	+9.8%	1,140	+1.4%	1,126	+20.5%	2,180	+9.3%	10,250	+9.7%
Non-strategic	326	-1.5%	1,120	+10.6%	823	+1.1%	749	-2.9%	3,018	+3.0%
	6,130	+9.1%	2,260	+5.8%	1,949	+11.5%	2,929	+5.9%	13,268	+8.1%

Note – n/m – not meaningful